UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT
PURSUANT TO SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

ACCELERON PHARMA INC.
(Name of Subject Company)

ACCELERON PHARMA INC.
(Name of Person(s) Filing Statement)

Common Stock, $0.001 par value per share
(Title of Class of Securities)
00434H108
(CUSIP Number of Common Stock)
Habib J. Dable
President and Chief Executive Officer
Acceleron Pharma Inc.
128 Sidney Street
Cambridge, Massachusetts 02139
(617) 649-9200
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)
With copies to:
Catherine J. Dargan Michael J. Riella Covington & Burling LLP One CityCenter 850 Tenth Street, NW Washington, DC 20001 +1 (202) 662-6000	Christopher D. Comeau Marc Rubenstein Ropes & Gray LLP Prudential Tower 800 Boylston Street Boston, Massachusetts 02199 (617) 951-7000

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.   Subject Company Information.
(a)   Name and Address.
The name of the subject company is Acceleron Pharma Inc., a Delaware corporation (the “Company” or “Acceleron”). The address of the Company’s principal executive offices is 128 Sidney Street, Cambridge, Massachusetts 02139, and the telephone number of its principal executive offices is (617) 649-9200.
(b)   Securities.
The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Schedule 14D-9”) relates is the Company’s common stock, $0.001 par value per share (the “Shares”). As of October 7, 2021, there were 61,147,922 Shares issued and outstanding.
Item 2.   Identity and Background of Filing Person.
(a)   Name and Address.
The name, business address and business telephone number of the Company, which is both the person filing this Schedule 14D-9 and the subject company, are set forth in Item 1(a) above and incorporated herein by reference.
(b)   Tender Offer.
This Schedule 14D-9 relates to the tender offer by Astros Merger Sub, Inc., a Delaware corporation (“Purchaser”) and wholly-owned subsidiary of Merck Sharp & Dohme Corp., a New Jersey corporation (“Parent”), to purchase any and all of the outstanding Shares of the Company in exchange for $180.00 per Share, net to the seller in cash, without interest and less applicable tax withholding (the “Offer Price”) upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 12, 2021 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal,” which, together with the Offer to Purchase, constitutes the “Offer”).
The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Parent and Purchaser with the Securities and Exchange Commission (the “SEC”) on October 12, 2021. The Offer to Purchase and the Letter of Transmittal have been filed as Exhibits (a)(1)(A) and (a)(1)(B) to this Schedule 14D-9, respectively, and are incorporated herein by reference. The Offer will expire at 5:00 p.m., Eastern Time, on November 10, 2021, unless extended.
The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of September 29, 2021, by and among Parent, Purchaser and the Company (as it may be amended from time to time, the “Merger Agreement”). The consummation of the Offer is conditioned upon, among other things, (a) there being validly tendered in the Offer and “received” by the “depositary” (as such term is defined in Section 251(h) of the Delaware General Corporation Law (“DGCL”)), and not validly withdrawn prior to the expiration date of the Offer, a number of Shares that, together with the number of Shares, if any, then owned beneficially by Parent and Purchaser (together with their wholly owned subsidiaries), represents at least a majority of the Shares outstanding as of the consummation of the Offer (as calculated in accordance with the Merger Agreement) (the “Minimum Tender Condition”) and (b) the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended and the rules and regulations promulgated thereunder (the “HSR Act”), in respect of the Transactions, having expired.
The Merger Agreement provides that, among other things, upon the terms and subject to certain conditions and in accordance with Section 251(h) of the DGCL, at the Effective Time (as defined below), Purchaser will be merged with and into the Company (the “Merger”). As a result of the Merger, the separate corporate existence of Purchaser will cease, and the Company will continue as the surviving corporation (the “Surviving Corporation”) and will be a wholly-owned subsidiary of Parent. The closing of the Merger (the “Closing”) will take place as soon as practicable following the consummation of the Offer (but in any event no later than the first business day thereafter), after the satisfaction or, to the extent permitted by law, waiver of the conditions set forth below, without a meeting of Acceleron’s stockholders in accordance with Section 251(h) of the DGCL.

At the effective time of the Merger (the “Effective Time”), each Share issued and outstanding immediately prior to the Effective Time (other than (1) Shares held in the treasury of the Company or owned by the Company or any direct or indirect wholly owned subsidiary of the Company and each Share owned by Parent, Purchaser or any direct or indirect wholly owned subsidiary of Parent or Purchaser immediately prior to the Effective Time and (ii) Shares outstanding immediately prior to the Effective Time and held by stockholders who are entitled to demand, and properly demand, appraisal for such Shares in accordance with Section 262 of the DGCL), will be converted into the right to receive the Offer Price from Purchaser, without interest (the “Merger Consideration”), less any applicable tax withholding. The Offer, the Merger and the other transactions contemplated by the Merger Agreement are collectively referred to herein as the “Transactions.”
The Merger Agreement also provides that each option to purchase Shares granted under the Company’s 2003 Stock Option and Restricted Stock Plan and the Company’s 2013 Equity Incentive Plan (the “Company Equity Plans”, and, such options, “Company Stock Options”) and each restricted stock unit subject to vesting conditions based solely on continued employment or service granted under a Company Equity Plan (a “Company RSU”) and each performance stock unit granted under a Company Equity Award (“Company PSU” and, together with the Company RSUs, “Company Equity Awards”) that is outstanding and unvested as of immediately prior to the Effective Time will vest in full at the Effective Time, with any performance condition deemed achieved at maximum levels. As of the Effective Time, each Company Stock Option and each Company Equity Award that is outstanding immediately prior to the Effective Time will be cancelled in exchange for the right to receive an amount in cash (without interest, and less applicable tax withholding), equal to the product of the total number of Shares subject to the Company Stock Option or Company Equity Award, as applicable, multiplied by the Offer Price, less, in the case of Company Stock Options, the applicable exercise price. The Merger Agreement has been filed herewith as Exhibit (e)(1) and is incorporated herein by reference. The Merger Agreement is summarized in Section 11 — “The Merger Agreement; Other Agreements” of the Offer to Purchase.
The foregoing summary and description of the Offer, the Merger and the Merger Agreement is qualified in its entirety by the more detailed description and explanation contained in the Offer to Purchase and accompanying Letter of Transmittal and the Merger Agreement, which are each incorporated herein by reference.
Parent formed Purchaser in connection with the Merger Agreement, the Offer and the Merger. The Schedule TO states that the principal executive offices of each of Parent and Purchaser is One Merck Drive, Whitehouse Station, NJ 08889.
For the reasons described below, the Company’s Board of Directors (the “Company Board”) supports the Transactions and recommends that the Company’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.
If the number of Shares tendered in the Offer is insufficient to cause the Minimum Tender Condition to be satisfied upon expiration of the Offer (taking into account any extensions thereof), then (i) neither the Offer nor the Merger will be consummated and (ii) the Company’s stockholders will not receive the Offer Price or the Merger Consideration pursuant to the Offer or the Merger, as applicable.
The information relating to the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents and this Schedule 14D-9, can be obtained without charge from the SEC’s website at www.sec.gov.
Item 3.   Past Contacts, Transactions, Negotiations and Agreements.
Conflicts of Interest
(a)   Arrangements with Current Executive Officers, Directors and Affiliates of the Company.
Interests of Certain Persons
Our executive officers and members of the Company Board may be deemed to have interests in the Offer and the Merger that may be different from or in addition to those of our stockholders generally. The Company Board was aware of these interests and considered them, among other matters, in reaching its decision to approve the Merger Agreement. As described in more detail below, these interests include:

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the accelerated vesting and payment in respect of Company Stock Options and Company Equity Awards at the Effective Time;

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the potential receipt of severance payments and benefits by executive officers under their respective employment agreements;

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the potential receipt at the Effective Time by executive officers of an annual bonus in respect of 2021 performance; and

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the right to indemnification.

Outstanding Shares Held by Directors and Executive Officers
If the executive officers and directors of the Company who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same cash consideration on the same terms and conditions as the other stockholders of the Company as described under Item 2 above. As of October 7, 2021, the executive officers and directors of the Company beneficially owned, in the aggregate, 129,574 Shares (which, for clarity, excludes Shares subject to outstanding Company Stock Options, Company Equity Awards and purchase rights under the Company ESPP).
The following table sets forth (i) the number of Shares beneficially owned as of October 7, 2021, by each of our executive officers and directors (which, for clarity, excludes Shares subject to outstanding Company Stock Options, Company Equity Awards and purchase rights under the Company ESPP) and (ii) the aggregate cash consideration that would be payable for such Shares pursuant to the Offer based on the Merger Consideration.
Director or named executive officers	Number of Shares (#)	Cash Consideration for Shares ($)
Habib J. Dable	61,106	10,999,080
Laura J. Hamill	0	0
Christopher Hite	0	0
Terrence C. Kearney	5,127	922,860
Kemal Malik, M.B. B.S.	0	0
Thomas A. McCourt	4,422	795,960
Francois Nader, M.D.	5,127	922,860
Karen L. Smith, M.D., Ph.D.	0	0
Joseph S. Zakrzewski	32,877	5,917,860
Jay T. Backstrom, M.D.	4,419	795,420
Sujay R. Kango	7,504	1,350,720
Kevin F. McLaughlin	0	0
Adam M. Veness, Esq.	8,992	1,618,560
All executive officers and directors as a group (13 persons)	129,574	23,323,320
Treatment of Company Stock Options and Equity Awards
Treatment of Company Stock Options
Each Company Stock Option that is outstanding and unvested immediately prior to the Effective Time will vest in full at the Effective Time. As of the Effective Time, each Company Stock Option that is outstanding immediately prior to the Effective Time will be cancelled, and, in exchange therefor, the holder of such cancelled Company Stock Option will be entitled to receive (without interest) an amount in cash (less applicable tax withholding) equal to the product of (x) the total number of Shares subject to such Company Stock Option immediately prior to the Effective Time multiplied by (y) the excess, if any, of the Offer Price over the applicable exercise price per Share under such Company Stock Option.

Treatment of Company Equity Awards
Each Company Equity Award that is outstanding and unvested immediately prior to the Effective Time will vest in full at the Effective Time, with any performance condition deemed achieved at maximum levels. As of the Effective Time, each Company Equity Award that is outstanding immediately prior to the Effective Time will be cancelled, and, in exchange therefor, the holder of such cancelled Company Equity Award will be entitled to receive (without interest) an amount in cash (less applicable tax withholding) equal to the product of (x) the total number of Shares subject to (or deliverable under) such Company Equity Award immediately prior to the Effective Time (with any performance condition deemed achieved at maximum levels with respect to Company PSUs) multiplied by (y) the Offer Price.
Our executive officers and directors may exercise their Company Stock Options prior to the Effective Time to the extent such Company Stock Options are vested and exercisable in accordance with their terms.
The table below sets forth, for each of our executive officers and directors holding Company Stock Options as of October 7, 2021, (i) the aggregate number of Shares subject to such Company Stock Options (all of which have an exercise price per Share that is less than the Offer Price) and (ii) the value of cash amounts payable in respect of such Company Stock Options at the Effective Time, calculated by multiplying the excess of the Offer Price over the respective per Share exercise prices of the applicable Company Stock Options by the number of Shares subject to such Company Stock Options (which amounts will be subject to applicable withholding).
Name of Executive Officer or Director	Number of Shares Subject to Vested Stock Options (#)	Cash Consideration for Vested Stock Options ($)	Number of Shares Subject to Unvested Stock Options (#)	Cash Consideration for Unvested Stock Options ($)	Total Cash Consideration for Stock Options in Merger ($)
Habib J. Dable	474,282	66,064,399	139,999	14,972,378	81,036,777
Laura J. Hamill	3,113	243,188	7,167	547,041	790,229
Christopher Hite	4,277	375,991	7,838	645,721	1,021,713
Terrence C. Kearney	27,850	3,770,204	3,222	207,722	3,977,926
Kemal Malik, M.B. B.S.	10,474	1,334,283	10,704	1,160,854	2,495,137
Thomas A. McCourt	15,685	2,077,277	3,222	207,722	2,284,999
Francois Nader, M.D.	71,261	10,075,676	3,222	207,722	10,283,398
Karen L. Smith, M.D., Ph.D.	19,710	2,745,642	3,222	207,722	2,953,364
Joseph S. Zakrzewski	50,685	7,154,727	3,222	207,722	7,362,449
Jay T. Backstrom, M.D.	46,338	5,656,477	71,521	8,042,804	13,699,282
Sujay R. Kango	50,845	6,643,894	44,885	4,806,863	11,450,756
Kevin F. McLaughlin	37,920	4,905,403	39,645	4,202,869	9,108,272
Adam M. Veness, Esq.	35,454	4,591,434	35,036	3,567,400	8,158,834
All executive officers and directors as a group (13 persons)	847,894	115,638,593	372,905	38,984,543	154,623,136
The table below sets forth, for each of our executive officers and directors holding Company RSUs and Company PSUs as of October 7, 2021, (i) the aggregate number of Shares subject to such Company RSUs and Company PSUs (with the number of Company PSUs based on deemed satisfaction of all applicable performance goals at the maximum levels) and (ii) the value of cash amounts payable in respect of such Company RSUs and Company PSUs at the Effective Time, calculated by multiplying the Offer Price by the number of Shares subject to such Company RSUs and Company PSUs (with the number of Shares subject to Company PSUs determined based on deemed satisfaction of all applicable performance goals at the maximum levels) (which amounts will be subject to applicable withholding).

Name of Executive Officer or Director	Number of RSUs (#)	Cash Consideration for RSUs ($)	Number of PSUs (#)	Cash Consideration for PSUs ($)
Habib J. Dable	37,344	6,721,920	77,670	13,980,600
Laura J. Hamill	474	85,320	—	—
Christopher Hite	930	167,400	—	—
Terrence C. Kearney	1,622	291,960	—	—
Kemal Malik, M.B. B.S.	1,622	291,960	—	—
Thomas A. McCourt	1,622	291,960	—	—
Francois Nader, M.D.	1,622	291,960	—	—
Karen L. Smith, M.D., Ph.D.	1,622	291,960	—	—
Joseph S. Zakrzewski	1,622	291,960	—	—
Jay T. Backstrom, M.D.	16,814	3,026,520	10,818	1,947,240
Sujay R. Kango	11,005	1,980,900	23,556	4,240,080
Kevin F. McLaughlin	10,681	1,922,580	22,474	4,045,320
Adam M. Veness, Esq.	9,931	1,787,580	22,474	4,045,320
All executive officers and directors as a group (13 persons)	96,911	17,443,980	156,992	28,258,560
Treatment of the Company’s Equity Plans
The Merger Agreement provides that as of the Effective Time, the Company Equity Plans will be terminated, effective as of and contingent upon the occurrence of the Closing of the Transactions, and no further Company Stock Options, Company Equity Awards, equity interests or other rights with respect to Shares will be granted thereunder from or after the Effective Time.
Treatment of Purchase Rights under the Company Employee Stock Purchase Plan
Our executive officers, together with other eligible employees, are eligible to participate in the Company’s 2013 Employee Stock Purchase Plan (the “Company ESPP”) pursuant to its terms, which permits the purchase of Shares at a price per Share not less than the lesser of (a) an amount equal to 85% of the fair market value of a Share on the applicable offering date and (b) an amount equal to 85% of the fair market value of a Share on the applicable purchase date. Under the current terms of our ESPP, a six-month offering period commenced on September 16, 2021 and is scheduled to end on March 15, 2022 (the “Current Purchase Period”). Pursuant to the terms of the Merger Agreement, the Company Board or the compensation committee thereof will continue to operate the Company ESPP in accordance with its terms and past practice for the Current Purchase Period; provided that, from and after the date of the Merger Agreement, no new participants will be permitted to participate in the Company ESPP and participants will not be permitted to increase their payroll deductions or purchase elections from those in effect on the date of the Merger Agreement. If the Effective Time occurs prior to the end of the Current Purchase Period, the Board of Directors of the Company or the compensation committee thereof will take action to provide for an earlier exercise date for the Current Purchase Period (the “Early ESPP Exercise Date”). Such Early ESPP Exercise Date will be as close to the Effective Time as is administratively practicable, but no later than the day immediately prior to the Effective Time. The Company Board or the compensation committee thereof will not be permitted to commence any offering period after the date of the Merger Agreement unless and until the Merger Agreement is terminated, and will terminate the Company ESPP as of the Effective Time. Any Shares purchased under the Company ESPP will be cancelled at the Effective Time and converted into the right to receive the Merger Consideration.
Employment Arrangements
Each of our named executive officers is party to an employment agreement, which was amended in connection with (but prior to) entering into the Merger Agreement (collectively, the “Employment Agreements”), pursuant to which he is entitled to certain severance and change of control benefits. The Merger, if and when consummated, will constitute a change of control under each of the Employment Agreements.

Termination of Employment without Cause or for Good Reason Following a Change of Control.   Under the Employment Agreements, if a named executive officer’s employment is terminated other than for cause or if the named executive officer resigns for good reason, in either case, within one year following the date of a change of control (as the terms cause, good reason and change of control are defined in the applicable Employment Agreement), the named executive officer will be entitled to receive, subject to the execution of a release of claims: (i) a lump sum payment equal to 150% (two times for Mr. Dable) of the sum of the named executive officer’s base salary and target bonus amount for the year in which such termination occurs; (ii) if the executive elects under COBRA or any successor law to continue participation in the Company’s group health and/or dental plans in which the executive was participating prior to such termination, payment by the Company of, or at the Company’s option, reimbursement for, the full premium cost of that participation for 18 months (24 months for Mr. Dable); and (iii) full vesting of any then unvested equity and equity-based awards. The Employment Agreements also provide for the reimbursement of excise taxes under Section 4999 of the Internal Revenue Code (the “Code”) so that on a net after-tax basis the named executive officers would be in the same position as if no such excise tax had applied to the named executive officer, subject to an aggregate cap.
Termination of Employment without Cause or for Good Reason (Other Than Following a Change of Control).   If the named executive officer’s employment is terminated by us other than for cause or the executive terminates his employment for good reason under circumstances other than as described in the preceding paragraph, the named executive officer will be entitled to receive, subject to the execution of a release of claims: (i) base salary for a period of 12 months (18 months in the case of Mr. Dable), payable in accordance with our payroll practices and (ii) if the executive elects under COBRA or any successor law to continue participation in our group health and/or dental (and/or vision in the case of Mr. Dable) plans in which the executive was participating prior to such termination, payment by the Company of, or at the Company’s option, reimbursement for, the full premium cost of that participation for 12 months (18 months in the case of Mr. Dable). Further, the terms of the outstanding PSU awards provide that if the named executive officer’s employment is terminated by us other than for cause prior to December 31, 2022, 100% of any unvested PSU awards held by the executive at the time of such termination will vest in an amount equal to the number of the PSUs earned as of the date of termination based on the achievement of performance conditions associated with such awards, if any, prior to or in connection with such termination.
2021 Annual Bonus Payouts
Pursuant to the terms of the Merger Agreement, prior to the Closing or, if earlier, at the time that bonuses are ordinarily paid, we may pay 2021 annual bonuses to each of our executive officers and other participating employees based on the greater of (a) the employee’s target annual bonus and (b) the annual bonus determined based on actual performance through Closing, which annual bonus determination has not been made as of the date of this Schedule 14D-9. Mr. Dable’s target annual bonus is $442,260, Mr. McLaughlin’s target annual bonus is $208,620, Dr. Backstrom’s target annual bonus is $244,530, Mr. Kango’s target annual bonus is $209,970 and Mr. Veness’ target annual bonus is $204,615.
Non-Employee Director Compensation
Under the Company’s non-employee director compensation policy, each member of the Company Board who is not an employee of the Company is eligible to receive cash compensation for service on the Company Board and committees of the Company Board as follows: annual retainer for Company Board service (for each non-employee director other than the Chair of the Company Board), $50,000; Chair of the Company Board annual retainer, $85,000; Audit Committee member, $10,000; Audit Committee chair, $20,000; Compensation Committee member, $7,500; Compensation Committee chair, $15,000; Nominating and Corporate Governance Committee member, $5,000; Nominating and Corporate Governance Committee chair, $10,000; and Science and Innovation Committee member, $7,500; Science and Innovation Committee chair, $15,000. In addition, under the Company’s non-employee director compensation policy, each non-employee director who is initially appointed or elected to the Company Board is eligible to receive an annual Company Stock Option grant to purchase Shares with an aggregate grant date fair value of approximately $650,000 using the Company’s then-current Black-Scholes valuation model, which will vest quarterly in equal installments over a three-year period. Each continuing non-employee director will be eligible to receive an annual Company Stock Option grant to purchase such number of Shares with an aggregate grant date fair value equal to approximately $325,000 using the Company’s then-current Black-Scholes valuation model, and an annual award of such number of Company RSUs equal to approximately $187,500 divided by the fair market value of a Share on the grant date, which will vest in full on the first anniversary of the grant date.
Indemnification of Executive Officers and Directors
The Company’s Restated Certificate of Incorporation (the “Charter”) contains provisions that limit the liability of its current and former directors for monetary damages for breach of fiduciary duty to the fullest extent permitted by the DGCL. Section 102(b)(7) of the DGCL provides that directors of a corporation will not be personally liable for monetary damages for any breach of fiduciary duties as directors, except liability for:
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any breach of the director’s duty of loyalty to the corporation or its stockholders;

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acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

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unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; or

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any transaction from which the director derived an improper personal benefit.

This limitation of liability does not apply to liabilities arising under federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.
The Company’s Amended and Restated By-laws (the “Bylaws”) provide that the Company is required to indemnify its directors and officers to the fullest extent permitted by the DGCL. The Bylaws also provide that the Company is required to advance expenses incurred by a director or officer in advance of the final disposition of any proceeding, and permit us to purchase and maintain insurance on behalf of any person who is or was a current or former director, officer, trustee, employee, member or agent of the Company, or was serving at the request of the Company as a director, officer, trustee, employee or agent of another corporation or of a partnership, joint venture, trust, nonprofit entity or other enterprise against any liability asserted against the person and incurred by the person in any such capacity, or arising out of his or her status as such, whether or not the Company would have the power or the obligation to indemnify such person against such liability under the provisions of the DGCL. The Bylaws also provide the Company Board with discretion to indemnify its other officers and employees when determined appropriate by the Company Board.
The Company has also entered into agreements to indemnify its directors, executive officers and other employees for related expenses, including, among other things, attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. The Company also maintains customary directors’ and officers’ liability insurance.
The Merger Agreement provides that Parent and Purchaser will cause the Surviving Corporation’s certificate of incorporation and bylaws to contain provisions no less favorable with respect to indemnification, advancement of expenses, and exculpation from liabilities of present and former directors and officers of the Company than are currently provided in the Company’s Charter and Bylaws, which provisions may not be amended, repealed, or otherwise modified in any manner that would adversely affect the rights thereunder of any such individuals until six years from the Effective Time, and in the event that any cause of action, audit, examination, mediation, action, suit, arbitration, proceeding, investigation, inquiry or other legal proceeding (“Action”) is pending or asserted or any claim made during such period, until the disposition of any such Action or claim, unless such amendment, modification, or repeal is required by applicable law, in which case Parent will, and will cause the Surviving Corporation to, make such changes to the certificate of incorporation and the bylaws as to have the least adverse effect on the rights of the present and former directors and officers of the Company. The Merger Agreement also provides that from and after the Effective Time until six years after the Effective Time (and thereafter for the duration of any matter noticed prior to such times), Parent will cause the Surviving Corporation to indemnify and hold harmless each present (as of the Effective Time) or former director or officer of the Company (each, together with such person’s heirs, executors, administrators, or affiliates, an “Indemnified Party”), against all obligations to pay a judgment, settlement, or penalty, and reasonable expenses incurred in connection with any Action, whether civil, criminal, administrative, arbitrative, or investigative, and whether formal or informal, arising out of or pertaining to any action or omission, including any action or omission in connection with the fact that the Indemnified

Party is or was an officer, director, employee, affiliate, fiduciary, or agent of the Company or its subsidiaries, or of another entity if such service was at the request of the Company, whether asserted or claimed prior to, at, or after the Effective Time, to the fullest extent permitted under applicable law. The Company may purchase prior to the Effective Time, and if the Company does not purchase prior to the Effective Time, the Surviving Corporation will purchase at or after the Effective Time, a tail policy in respect of acts or omissions occurring on or prior to the Effective Time under the current directors’ and officers’ liability insurance policies maintained at such time by the Company, which tail policy (i) will be effective for a period from the Effective Time through and including the date six (6) years after the Effective Time with respect to claims arising from facts or events that existed or occurred prior to or at the Effective Time and (ii) will contain coverage that is at least as protective to such directors and officers as the coverage provided by such existing policies; provided, that, the annual premium for such tail policy may not be in excess of three hundred percent (300%) of the last annual premium paid prior to the Effective Time. Parent will cause such policy to be maintained in full force and effect for their full term, and cause all obligations thereunder to be honored by the Surviving Corporation.
The foregoing summary of the indemnification of executive officers and directors and directors’ and officers’ insurance does not purport to be complete and is qualified in its entirety by reference to the Charter, the Bylaws, the Merger Agreement and the Form of Indemnification Agreement, which are filed as Exhibits (e)(3), (e)(4), (e)(1) and (e)(5) to this Schedule 14D-9, respectively, and are incorporated herein by reference.
Employee Benefits
Pursuant to the Merger Agreement, Parent has agreed that for a period of one year following the Effective Time (or such shorter period of employment, as the case may be), Parent will, and will cause the Surviving Corporation and each of its other subsidiaries to, maintain for each individual employed by the Company or any of its subsidiaries at the Effective Time who continues to be employed by the Parent or the Surviving Corporation or any subsidiary thereof (each, a “Current Employee”) (i) each of base compensation and target annual cash incentive compensation opportunity that are, in each case, at least as favorable as those provided to the Current Employee as of immediately prior to the Effective Time, (ii) employee benefits (excluding any equity, equity-based, change in control or severance benefits or any defined benefit retirement benefits) that are substantially comparable in the aggregate to either (in the discretion of Parent) (A) the employee benefits provided to Current Employee immediately prior to the Closing or (B) the employee benefits provided to similar-situated employees of Parent and its subsidiaries, and (iii) severance benefits that are at least as favorable as the severance benefits provided by the Company or one of its Subsidiaries to the Current Employee as of immediately prior to the Effective Time.
Potential for Future Arrangements
To our knowledge, except for certain agreements described in this Schedule 14D-9 (or in the documents incorporated by reference herein) between the Company and its executive officers and directors, no employment, equity contribution or other agreement, arrangement or understanding between any executive officer or director of the Company, on the one hand, and Parent any of its affiliates or the Company, on the other hand, existed as of the date of this Schedule 14D-9, and neither the Offer nor the Merger is conditioned upon any executive officer or director of the Company entering into any such agreement, arrangement or understanding.
Although such arrangements have not, to the Company’s knowledge, been discussed as of the date of this Schedule 14D-9, it is possible that additional members of the Company’s current management team will enter into new employment or consulting arrangements with the Surviving Corporation. Such arrangements may include the right to purchase or participate in the equity of Parent or its affiliates. Any such arrangements with the existing management team are currently expected to be entered into after the completion of the Offer and will not become effective until after the Merger is completed, if at all. There can be no assurance that the applicable parties will reach an agreement on any terms, or at all.
Section 16 Matters
Prior to the Acceptance Time (as defined below), the compensation committee of the Company Board intends to adopt a resolution so that, to the extent permitted, the disposition of all Company equity securities (including derivative securities) pursuant to the Merger Agreement by any officer or director of the

Company who is a covered person for purposes of Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) will be an exempt transaction for purposes of Section 16 of the Exchange Act.
Rule 14d-10(d) Matters
Prior to the Acceptance Time, the compensation committee of the Company Board will take all such actions as may be required to approve, as an employment compensation, severance or other employee benefit arrangement in accordance with Rule 14-10(d)(2) under the Exchange Act and the instructions thereto, certain compensation actions taken after January 1, 2020 and prior to the Acceptance Time that have not already been so approved.
(b)   Arrangements with Purchaser and Parent.
Merger Agreement
On September 29, 2021, the Company, Parent and Purchaser entered into the Merger Agreement. The summary of the Merger Agreement contained in Section 11 — “The Merger Agreement; Other Agreements” and the description of the conditions of the Offer contained in Section 15 — “Conditions of the Offer” of the Offer to Purchase, which is filed as Exhibit (a)(1)(A) of the Schedule TO, are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) to this Schedule 14D-9 and incorporated herein by reference.
The Merger Agreement governs the contractual rights between the Company, Parent and Purchaser in relation to the Offer and the Merger. The Merger Agreement has been filed as an exhibit to this Schedule 14D-9 to provide you with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about the Company or Parent in the Company’s or Parent’s public reports filed with the SEC. In particular, the Merger Agreement and this summary of terms are not intended to be, and should not be relied upon as, disclosures regarding any facts or circumstances relating to the Company or Parent. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of the Merger Agreement and as of specific dates. The representations and warranties have been negotiated with the principal purpose of establishing the circumstances in which Purchaser may have the right not to consummate the Offer, or a party may have the right to terminate the Merger Agreement, if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocate risk between the parties, rather than establish matters as facts. The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable to stockholders. The Company’s stockholders are not third-party beneficiaries of the Merger Agreement (except that any one or more of the Company’s stockholders may enforce the provisions in the Merger Agreement relating to the payment of the consideration in the Offer or the Merger to the extent necessary to receive the Offer Price after the Acceptance Time or the Merger Consideration after the Effective Time, as applicable).
The foregoing summary of the Merger Agreement and the descriptions of the terms and conditions of the Offer and the Merger contained in the Offer to Purchase does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (e)(1) to this Schedule 14D-9 and incorporated herein by reference.
Confidentiality Agreement
Merck & Co., Inc., the parent of Parent (“Merck”), and the Company entered into a Confidentiality Letter Agreement, dated as of August 17, 2021 (the “Confidentiality Agreement”), in connection with a possible negotiated business combination between the parties. Pursuant to the Confidentiality Agreement, subject to certain customary exceptions, Merck agreed to keep confidential certain proprietary or non-public information disclosed by or on behalf of the Company or its representatives for a period of five years, and to use any such information for the purpose of evaluating a possible business combination.
Under the Confidentiality Agreement, Merck is subject to customary standstill restrictions with respect to the Company’s securities and other matters for a period of 12 months following the date of the Confidentiality Agreement, and is permitted to confidentially approach the Company’s Chief Executive Officer, the Chair of the Company Board or the Company’s external financial advisors. The standstill restrictions have a standard fall away provision.

The Confidentiality Agreement includes a no solicitation and no hire provision under which, Merck agreed that for a period of 12 months from the date of the Confidentiality Agreement, neither Merck nor any of its controlled affiliates may solicit for employment or hire executive officers of the Company or any employee of the Company or any of its subsidiaries with whom Merck first had substantive contact in connection with the possible negotiated business combination transaction, subject to certain customary exceptions.
This summary and description of the Confidentiality Agreement is only a summary and is qualified in its entirety by reference to the Confidentiality Agreement. The Confidentiality Agreement is filed as Exhibit (e)(2) to this Schedule 14D-9 and incorporated herein by reference.
Item 4.   The Solicitation or Recommendation.
(a)   Recommendation of the Company Board.
After consideration, including review of the terms and conditions of the Offer in consultation with the Company’s management, as well as the Company’s financial and legal advisors, the Company Board, by unanimous vote at a meeting on September 29, 2021, (i) determined that the Merger Agreement and the Transactions are fair to, and in the best interests of, the Company and its stockholders, (ii) declared it advisable to enter into the Merger Agreement, (iii) approved the execution and delivery of the Merger Agreement and the performance of the Company’s obligations thereunder, (iv) resolved that the Merger be effected pursuant to Section 251(h) of the DGCL and (v) resolved to recommend that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer. Accordingly, for the reasons described in more detail below, the Company Board unanimously recommends that the Company’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.
A joint press release, dated September 30, 2021, issued by the Company and Merck announcing the Merger Agreement is filed as Exhibit (a)(5)(A) to this Schedule 14D-9 and incorporated herein by reference.
(b)   Background and Reasons for the Company Board’s Recommendation.
Background of the Offer
The Company Board and the Company’s senior management have periodically reviewed and evaluated the Company’s long-term strategies and strategic opportunities to increase stockholder value, including partnership and collaboration opportunities and financial alternatives in light of developments in the biopharmaceutical business, the areas in which the Company operates, the economy generally and financial markets. The Company also, from time to time, has engaged in business development and/or strategic discussions with various participants in the biopharmaceutical industry. The Company retained J.P. Morgan Securities LLC (which we refer to as “J.P. Morgan”) in August 2017 and Centerview Partners LLC (which we refer to as “Centerview”) in April 2021 based upon the expertise of the two firms and the two firms’ respective knowledge of the biopharmaceutical industry to provide strategic advice from time to time when requested by the Company, including with respect to any strategic transaction that the Company would consider. We refer to J.P. Morgan and Centerview collectively as the Company’s “financial advisors.”
On July 16, 2021, Mr. Sunil Patel, senior vice president and head of corporate development at Merck, contacted Mr. Habib Dable, chief executive officer of the Company, via email, asking for a call to discuss opportunities for the two companies to work together. Mr. Dable replied that the Company was not seeking to out-license any of its assets at that time and shared the contact information of the Company’s senior vice president of business development in the event that Merck was looking to out-license its own pulmonary disease assets. Mr. Patel later reiterated his request for a call directly with Mr. Dable.
On July 19, 2021, Messrs. Dable and Patel along with Kevin McLaughlin, senior vice president and chief financial officer of the Company, and Dr. Dean Li, executive vice president of Merck and president of Merck Research Laboratories, participated in a call during which Mr. Patel previewed for Messrs. Dable and McLaughlin the contents of a letter Merck would deliver proposing an acquisition of the Company at a price of $160 per Share.
On July 20, 2021, the Company received a non-binding indication of interest from Merck to acquire all of the outstanding shares of the Company for $160 per Share in cash (which we refer to as the “July 20 Proposal”). The July 20 Proposal valued the Company’s equity at approximately $10.2 billion in total, and as compared to the Company’s closing stock price on July 15, 2021 of $115.36, represented a 39% premium and a total equity value premium of approximately $2.9 billion. The July 20 Proposal was subject to the negotiation of a definitive acquisition agreement and satisfactory completion of due diligence, including several items identified in the indication of interest as critical to Merck’s valuation and willingness to proceed, one of which was a review of an unredacted version of the Company’s license and collaboration agreement for sotatercept with Celgene Corporation. We refer to Celgene Corporation, which is now owned by Bristol-Myers Squibb Company, as “Celgene” and this license agreement as the “Celgene License”. The July 20 Proposal did not specify any financing condition and indicated that Merck could be in a position to announce a transaction within two weeks following the commencement of due diligence.
On July 22, 2021, the Company Board convened by videoconference with members of the Company’s senior management, the Company’s financial advisors and Ropes & Gray LLP, legal advisor to the Company (which we refer to as “Ropes & Gray”) in attendance, to discuss the July 20 Proposal. A representative from Ropes & Gray advised the Company Board regarding their fiduciary duties in the context of considering and responding to a takeover proposal. Mr. Dable informed the Company Board of his communications with Merck prior to its submission of the July 20 Proposal and summarized for the Company Board the July 20 Proposal and critical due diligence items Merck had specified in the July 20 Proposal. The Company Board and the others present discussed the Company’s recent performance, upcoming significant events and M&A market data, as well as potential next steps with respect to the Company Board’s evaluation and consideration of the July 20 Proposal. The Company Board instructed the Company’s financial advisors to contact Merck and inform them that the Company would respond to its proposal in due course. To facilitate the Company Board’s evaluation of the July 20 Proposal, the Company Board also instructed the Company’s management team to review the financial projections contained in the Company’s long range plan and the underlying assumptions and to prepare draft, preliminary financial projections for the Company Board’s consideration updated for recent clinical, regulatory and market events, along with a sensitivity analysis so that the Company Board could understand how different assumptions would affect the financial projections. The Company Board also instructed the Company’s financial advisors to prepare preliminary valuation analyses based on those draft, preliminary projections and sensitivity analyses for the same purpose. The Company Board also determined to establish a committee to facilitate evaluation of the proposal from Merck and to oversee any process that the Company Board chose to undertake in response.
On July 27, 2021, acting by unanimous written consent, the Company Board appointed Dr. Francois Nader and Messrs. Habib Dable, Christopher Hite and Terrence Kearney to serve as members of the committee (which we refer to as the “Project Phoenix Committee”), with a mandate to oversee, review, investigate and evaluate any proposals received from a third party with respect to a potential strategic transaction, and to make recommendations to the Company Board regarding the advisability of pursuing any such proposal. Also on that day, the Project Phoenix Committee approved the provision of an unredacted version of the Celgene License to Merck under a limited confidentiality agreement to eliminate that conditionality from Merck’s indication of interest or any future indication of interest Merck might provide.
On July 28, 2021, Merck and the Company executed a confidentiality agreement, which was limited in application to the unredacted copy of the Celgene License and did not contain a standstill provision. Shortly after execution of the confidentiality agreement, the Company shared with Merck an unredacted version of the Celgene License, and on August 5, 2021, the Company’s financial advisors provided answers and shared additional information in response to several of Merck’s questions arising from its review. On August 6, 2021, Mr. Patel from Merck confirmed to the Company’s financial advisors that Merck had completed its review of the Celgene License and was satisfied with the results of that review.
On August 4, 2021, the Company Board convened by videoconference with members of the Company’s senior management, the Company’s financial advisors and Ropes & Gray in attendance. The Company’s financial advisors and management team led the Company Board through a discussion of the draft preliminary financial projections which the management team had prepared at the Company Board’s direction at its prior meeting, and which the Company’s financial advisors had used for their respective preliminary views on the intrinsic value of the Company, also at the direction of the Company Board. The draft preliminary projections presented different assumptions regarding peak sales of sotatercept, Reblozyl, ACE-1334 and the Company’s other research and development programs, along with varying probabilities of success and other factors. The Company Board asked questions of the management team and of the Company’s financial advisors regarding the preliminary projections, to which they responded, and the Company Board engaged in a detailed discussion. Following the discussion, the Company Board provided feedback and requested that senior management, with the assistance of the Company’s financial advisors, address the Company Board’s feedback in a subsequent iteration of the financial projections at a future meeting. The Company Board also asked the Company’s financial advisors to provide information regarding precedent M&A transactions involving companies at a similar stage of development within the biopharmaceutical industry.
On August 5, 2021, the Project Phoenix Committee convened by videoconference with members of the Company’s senior management, the Company’s financial advisors and Ropes & Gray in attendance. At this meeting, the Project Phoenix Committee discussed a potential formal response to the July 20 Proposal. The Project Phoenix Committee discussed the advantages and disadvantages to engaging with Merck based on the July 20 Proposal and determined that it was in the best interests of the Company to inform Merck that its initial acquisition proposal was insufficient to justify further engagement. The Project Phoenix Committee also discussed when and whether to contact other potential parties, some of whom had prior interaction with the Company, and others who might have interest in considering a potential acquisition of the Company, including “Party A,” which the Company Board viewed as the most likely competitive bidder. The Project Phoenix Committee instructed Mr. Dable and the Company’s financial advisors to inform Party A that the Company had received an unsolicited proposal for an acquisition of the Company and to inquire whether Party A may have interest in submitting a competing proposal. The Project Phoenix Committee also considered whether to contact other potential parties, but decided to defer any such contact until it learned more from Merck and Party A.
On August 9, 2021, the Company Board convened by videoconference with members of the Company’s senior management, the Company’s financial advisors and Ropes & Gray in attendance. Dr. Nader updated the full Company Board on the matters addressed by the Project Phoenix Committee at its meeting on August 5. The Company Board discussed those matters, and agreed with the recommendations of the Project Phoenix Committee, including the plan to contact Party A. The Company Board also discussed whether to contact “Party B,” which had delivered to the Company an indication of interest for a global license and collaboration agreement with respect to sotatercept in April of 2021. At that time, the Company Board had reviewed with the Company’s financial advisors Party B’s proposed global license and collaboration agreement and declined to pursue it because the indication of interest undervalued sotatercept and was not aligned with the Company’s strategic priorities. Following discussion, the Company Board decided to not contact Party B at that time due to concerns regarding prospects for regulatory approval of a sale to Party B and the sharing of sensitive information in any due diligence process.
On August 9, 2021, following the Company Board meeting, the Company’s financial advisors contacted Mr. Patel from Merck and informed him that Merck’s July 20 Proposal offered insufficient value to the Company’s stockholders to justify further engagement by the Company.
On August 9, 2021, Mr. Dable contacted the chief executive officer of Party A and requested a discussion. On August 10, 2021, Mr. Dable informed the chief executive officer of Party A about the unsolicited offer the Company had received and asked whether Party A had interest in pursuing a potential transaction with the Company. The chief executive officer of Party A informed Mr. Dable that Party A was interested in evaluating the opportunity. Also on August 10, 2021, the Company’s financial advisors spoke to a member of Party A’s senior management team to discuss the matter further.
On August 12, 2021, Merck submitted to the Company a revised non-binding indication of interest, which increased the per Share price from $160 per Share to $175 per Share in cash (which we refer to as the “August 12 Proposal”). The revised indication of interest valued the Company’s equity at approximately $11.2 billion in total, an increase of $1.0 billion in total from Merck’s previous proposal, and as compared to the Company’s closing stock price on July 15, 2021 of $115.36, represented a 51.7% premium and a total equity value premium of approximately $3.9 billion. The August 12 Proposal indicated that Merck’s executive committee had been actively involved in evaluating the potential transaction and continued to be supportive of a transaction, subject to completion of due diligence and approval by Merck’s board of directors.
On August 13, 2021, the Project Phoenix Committee convened by videoconference, with members of the Company’s senior management, the Company’s financial advisors and Ropes & Gray in attendance, to discuss the August 12 Proposal. The Company’s financial advisors summarized the revised indication of interest from Merck and provided an update on Party A’s engagement to date regarding a potential acquisition of the Company. The Project Phoenix Committee discussed the potential advantages and disadvantages of expanding its outreach to additional potential parties, including the risk that the potential transaction would leak, additional distraction of the management team from the Company’s business, the likelihood that the other parties the Company Board considered could and would successfully pursue a transaction, and that there would likely be an opportunity for other parties with interest to approach the Company after any definitive agreement was executed and announced, subject to payment of a termination fee. After discussion, the Project Phoenix Committee instructed the Company’s financial advisors to contact “Party C”, which had suggested the prior year to one of the Company’s outside directors that Party C may have interest in an acquisition of the Company. The Project Phoenix Committee noted that aside from Party B, Parties A and C were the only parties who had previously expressed potential interest in the Company’s programs in the recent past and who likely would be able to complete an acquisition of the Company, given their relative financial resources and regulatory clearance profile.
On August 13, 2021, the Company’s financial advisors contacted Party C to inquire whether Party C might have interest in pursuing a potential acquisition involving the Company at this time. On August 15, 2021, Party C informed the Company’s financial advisors that it did not have interest in pursuing a potential acquisition of the Company, given other strategic priorities.
On August 16, 2021, the Company Board convened by videoconference with members of the Company’s senior management, the Company’s financial advisors and Ropes & Gray in attendance. The Company’s financial advisors provided the Company Board with an update on the status of discussions with Merck and reported that following the August 13 meeting of the Company Board, they contacted Party C to inquire whether it would be interested in making a proposal to acquire the Company, and that Party C had declined. The Company’s management team and the Company’s financial advisors led a discussion with the Company Board regarding the assumptions underlying the revised projections that the Company’s management team was preparing, including the impact that adjustments to those assumptions would have on the resulting projections and valuation analyses based on the projections. Ropes & Gray described terms of a confidentiality agreement proposed with Party A, and the Company Board authorized and approved the Company to enter into that confidentiality agreement. The Company Board discussed its response to the August 12 Proposal and resolved to inform Merck that, while the Company was not willing to proceed to negotiation of a definitive agreement on the basis of the August 12 Proposal, the Company would permit Merck to begin a technical due diligence analysis to facilitate a potential increased price. The Company Board discussed whether any other potential party should be contacted and decided not to contact additional parties, due to a variety of factors, including the risk that the potential transaction would leak, additional distraction of the management team from the Company’s business, the likelihood that the other parties the Company Board considered could and would successfully pursue a transaction, and that there would likely be an opportunity for other parties with interest to approach the Company after any definitive agreement was executed and announced, subject to payment of a termination fee.
On August 16, 2021, Party A executed a confidentiality agreement with the Company, which did not include a standstill provision.
On August 17, 2021, the Company and Merck executed a revised confidentiality agreement, which amended and restated the confidentiality agreement previously entered into by the parties on July 28, 2021 and which contained a standstill provision that would terminate upon the public announcement of the execution of a definitive agreement for a change in control transaction. Thereafter, beginning on August 23, 2021 and continuing through September 7, 2021, members of the Company’s management team held a series of technical presentations and due diligence meetings with members of Merck’s team, at which representatives from Merck asked questions regarding the Company’s business, and members of the Company’s management team responded. The Company also made available to Merck a virtual data room (which we refer to as the “Data Room”) to facilitate Merck’s technical due diligence investigation.
On August 17, 2021, the Company’s management team gave a presentation to representatives from Party A and provided Party A with access to the Data Room. Thereafter, through August 20, 2021, members of the Company’s management team held a series of technical presentations and due diligence meetings with members of Party A’s management team, at which representatives from Party A asked questions regarding the Company’s business, and members of the Company’s management team responded. Party A involved outside consultants, senior executives, financial advisors and outside counsel in its due diligence investigation of the Company.
On August 26, 2021, Party A informed the Company’s financial advisors that it had discussed the opportunity to acquire the Company with its board of directors, and that its analysis of sotatercept failed to support an acquisition proposal at the Company’s current market value. Instead, Party A indicated that it would provide the Company with an alternative proposal for consideration that did not involve an acquisition of the Company, which it provided on September 3, 2020. The proposal offered the Company full forgiveness of future royalties potentially owed by the Company to Party A on sales of sotatercept, in exchange for full forgiveness by the Company of future royalties owed by Party A to the Company on sales of Reblozyl and a balancing cash payment. The Project Phoenix Committee evaluated the proposal from Party A with assistance from its financial advisors at its meeting on September 10, 2021, and after discussion, determined that the proposal, taking into account the significant tax obligation it would create, would not deliver value to the Company, increased the risk profile of the Company by reducing the diversification of its revenue opportunities and was not in the best interests of stockholders.
On August 30, 2021, the Project Phoenix Committee convened by videoconference, with members of the Company’s senior management, the Company’s financial advisors and Ropes & Gray in attendance. The Company’s financial advisors updated the Company Board on its discussions with Party A. The Company’s financial advisors also reported that they expected Merck to provide an updated proposal within one week following Merck’s completion of its technical due diligence. The Company Board revisited its prior discussion regarding whether to contact any other potential parties in light of Party A declining to consider an acquisition transaction, and the Company Board determined that it would not do so for the same reasons considered previously.
On September 10, 2021, the Project Phoenix Committee convened by videoconference with members of the Company’s senior management, the Company’s financial advisors and Ropes & Gray in attendance. Members of the Company’s senior management, the Company’s financial advisors and Ropes & Gray provided the Project Phoenix Committee with an update on the status of the Company’s discussions with Merck, including the completion of its technical due diligence on September 7, 2021 and potential next steps. After discussion, the Project Phoenix Committee instructed the Company’s financial advisors to inform Merck that it should submit its “best and final” proposal by September 13, 2021.
On September 13, 2021, Merck submitted its “best and final” proposal to acquire the Company for $180 per Share in cash (which we refer to as the “September 13 Proposal”). The proposal valued the Company’s equity at approximately $11.5 billion in total, and as compared to the Company’s closing stock price on July 15, 2021 of $115.36, represented a 56% premium and a total equity value premium of approximately $4.2 billion to the Company’s closing stock price on July 15, 2021. On a call with Mr. Dable in advance of submitting the written proposal, Mr. Robert M. Davis, chief executive officer and president of Merck, noted to Mr. Dable that $180 per Share was Merck’s best and final price. Merck confirmed the proposal in writing the following day.
On September 14, 2021, the Company Board convened by videoconference, with members of the Company’s senior management, the Company’s financial advisors and Ropes & Gray in attendance, to discuss the September 13 Proposal. The Company’s financial advisors led a discussion among members of the Company Board regarding the royalty forgiveness proposal from Party A and the September 13 Proposal, including presenting a valuation analysis based on projections developed by the Company’s management team. Following discussion, the Company Board concurred with the Phoenix Transaction Committee’s determination with respect to the royalty forgiveness proposal from Party A and determined that it would be in the best interests of the Company to permit Merck to conduct its confirmatory due diligence while concurrently negotiating definitive documents. Thereafter, beginning on September 14, 2021, and continuing through September 29, 2021, members of the Company’s management team held a series of confirmatory due diligence meetings with members of Merck’s team, at which representatives from Merck asked questions regarding the Company’s business, and members of the Company’s management team responded. The Company also expanded Merck’s access to the Data Room to facilitate Merck’s confirmatory due diligence investigation.
On September 14, 2021, Ropes & Gray sent to Covington & Burling LLP (which we refer to as “Covington”), legal advisor to Merck, an initial draft of the merger agreement. The draft merger agreement provided for, among other things: (i) a tender offer, followed by a back-end merger if the tender offer is successful; (ii) a “no-shop” provision with a fiduciary out; (iii) Merck’s commitment to take all actions necessary to obtain any approvals required under applicable antitrust laws, including divesting any of Merck’s or its subsidiaries’ assets; (iv) a “company material adverse effect” standard for Merck’s obligation to close the transaction with various exclusions from the events that could constitute a “material adverse effect”; and (v) a termination fee in an amount equal to 2.0% of the Company’s enterprise value payable by the Company to Merck in the event that the Company were to terminate the merger agreement to accept a superior proposal and in certain other circumstances.

On September 18, 2021, Covington sent to Ropes & Gray a proposed revised draft of the Merger Agreement, which, among other things: (i) removed the requirement for Merck to take all actions necessary to obtain any approvals required under applicable antitrust laws, and instead provided that Merck would not be obligated to take certain affirmative actions in respect of obtaining regulatory approvals; (ii) proposed a termination fee in an amount equal to 3.5% of equity value; and (iii) limited the proposed exclusions from the definition of “company material adverse effect.” Also on September 18, 2021, Ropes & Gray sent to Covington an initial draft of the disclosure letter that would accompany a merger agreement.
On the morning of September 20, 2021, the Project Phoenix Committee convened by videoconference, with members of the Company’s senior management, the Company’s financial advisors and Ropes & Gray in attendance. The Company’s senior management, the Company’s financial advisors and Ropes & Gray provided the Project Phoenix Committee with an update on the current status of negotiations with Merck. After the Company’s financial advisors left the meeting, the Project Phoenix Committee considered the finalization of fee arrangements for the Company’s financial advisors, which the existing engagement letters specified would be customary, for a potential transaction with Merck. The Project Phoenix Committee considered relationship conflict disclosures that the Company’s financial advisors had provided, which are further described in Item 4 under the headings “The Solicitation or Recommendation — Opinion of J.P. Morgan” and “— Opinion of Centerview.” Following discussion, the Project Phoenix Committee authorized the Company to enter into revised engagement letters with each of the Company’s financial advisors to confirm the fee arrangements with respect to the potential transaction with Merck. On September 22, 2021 and September 23, 2021, the Company executed the revised engagement letters.
Between September 18, 2021 and September 29, 2021, Ropes & Gray and Covington, on behalf of and with the involvement of their respective clients, further negotiated the terms of the Merger Agreement and the contents of the corresponding disclosure letter.
On September 24, 2021, Bloomberg published an article reporting that the Company was in discussions to be acquired for $180 per Share, representing $11.5 billion in total equity value. On September 27, 2021, the Wall Street Journal published an article confirming the Bloomberg report and further reporting that Merck was the party in discussions with the Company.
On September 24 and 25, 2021, Party B contacted members of the Company Board and the Company’s management team to express an interest in exploring an acquisition of the Company. On the afternoon of September 25, 2021, the Project Phoenix Committee convened by videoconference, with members of the Company’s senior management, the Company’s financial advisors and Ropes & Gray in attendance. At the meeting, members of the Company’s senior management, the Company’s financial advisors and Ropes & Gray provided the Project Phoenix Committee with an update on the status of the negotiations with Merck. The Project Phoenix Committee next discussed with those assembled the recent rumors regarding the transaction, conversations Mr. Dable had held with stockholders and communications with employees. The Project Phoenix Committee also discussed the outreach from Party B. Following the discussion, the Project Phoenix Committee instructed the Company’s financial advisors to inform Party B that a serious proposal would need to contain a price, an antitrust clearance commitment and a commitment to an expeditious timeline, which the financial advisors did on September 26, 2021. On September 28, 2021, Party B contacted the Company’s financial advisors to inform them that Party B would not be submitting a written proposal to acquire the Company because Party B could not be competitive with the price that was speculated in the market and was unwilling to make the regulatory clearance commitment the Company’s financial advisors had indicated would be required. No other potential bidders contacted the Company between the appearance of press reports regarding a potential transaction and execution of the Merger Agreement.
On September 27, 2021, the Project Phoenix Committee convened by videoconference, with members of the Company’s senior management, the Company’s financial advisors and Ropes & Gray in attendance. At the meeting, the Company’s senior management team shared and discussed with the Project Phoenix Committee the feedback received from stockholders in response to the rumors of the proposed transaction with Merck. The Project Phoenix Committee discussed the feedback, and a representative from Ropes & Gray advised the Project Phoenix Committee regarding its fiduciary duties in considering the potential transaction with Merck. The Project Phoenix Committee discussed the risks and potential rewards of remaining independent through the data read out for the STELLAR clinical trial, along with other risks for sotatercept, including with respect to the contents of a label acceptable to regulators, the pricing obtainable from third party reimbursement sources, and the operational and commercial risks associated with the

Company launching sotatercept globally. After discussion, the Project Phoenix Committee determined that the proposed transaction with Merck was the more favorable option for the Company’s stockholders than remaining independent.
On September 28, 2021, the Project Phoenix Committee convened by videoconference, with members of the Company’s senior management, the Company’s financial advisors and Ropes & Gray in attendance. Mr. Dable and a representative from Ropes & Gray reviewed with the Project Phoenix Committee the key items in the Merger Agreement being negotiated with Merck and its counsel. After discussion, the Project Phoenix Committee provided guidance to Mr. Dable and Ropes & Gray regarding these items. The Project Phoenix Committee and those present also discussed the market response to the rumors of the discussions with Merck and whether, in light of the foregoing, the Company should request that Merck increase its price. After discussion, the Project Phoenix Committee directed Mr. Dable to approach Mr. Davis and ask Merck to increase its price.
On the evening of September 28, 2021, Mr. Dable contacted Mr. Davis regarding the market reaction to rumors regarding the proposed transaction and requested that Merck increase its offer, and Mr. Davis declined to do so.
On the morning of September 29, 2021, Ropes & Gray and Covington finalized negotiation of the Merger Agreement containing the terms described in Section 11 — “The Merger Agreement; Other Agreements” of the Offer to Purchase.
On the afternoon of September 29, 2021, the Company Board convened by videoconference, with members of the Company’s senior management, the Company’s financial advisors and Ropes & Gray in attendance. Representatives of Ropes & Gray reviewed with the Company Board the resolution of the outstanding terms of the Merger Agreement, which had been previously distributed to the members of the Company Board, and discussed the fiduciary duties of directors in considering the proposed transaction and the terms of the Merger Agreement. The Company Board also discussed input from certain stockholders Mr. Dable had received following press reports regarding a potential transaction and that, subsequent to those press reports, the market price of Company common stock had traded above $180 per Share, representing $11.5 billion in total equity value. The Company’s financial advisors each reviewed their financial analyses of the Offer Price of $180 in cash per Share and verbally rendered to the Company Board their respective oral opinions, which opinions were subsequently confirmed in writing, that, as of September 29, 2021, and based upon and subject to the factors and assumptions set forth in J.P. Morgan’s and Centerview’s respective written opinions, the Offer Price of $180 in cash per Share to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. For a detailed discussion of J.P. Morgan’s and Centerview’s opinions, see below in “— Opinions of the Financial Advisors to the Company Board.” The written opinion rendered by J.P. Morgan to the Company Board is attached to this Schedule 14D-9 as Annex A-1, and the written opinion rendered by Centerview to the Company Board is attached to this Schedule 14D-9 as Annex A-2. Following additional discussion and consideration of the Merger Agreement and the Offer, Merger and the other transactions contemplated by the Merger Agreement, the Company Board unanimously determined that the Merger Agreement and the transactions contemplated by the Merger Agreement were fair to, and in the best interests of, the Company and its stockholders, declared it advisable to enter into the Merger Agreement, approved the execution and delivery of the Merger Agreement and the performance of the Company’s obligations under the Merger Agreement and resolved to recommend that the stockholders of the Company accept the Offer and tender their shares to Purchaser pursuant to the Offer.
Following such meeting, on September 29, 2021, the Company, Parent and Purchaser executed and delivered the Merger Agreement.
On the morning of September 30, 2021, prior to the opening of trading of shares of the Company’s common stock on Nasdaq, the Company and Merck issued a joint press release announcing the execution of the Merger Agreement.
On October 12, 2021, Purchaser commenced the Offer and the Company filed this Schedule 14D-9.
Reasons for the Recommendation of the Company Board
The Company Board carefully has reviewed and considered the Offer, the Merger and the Transactions, consulted with management and outside legal and financial advisors at various times, and took into account the reasons enumerated below. After considering its fiduciary duties under applicable law, the Company Board has unanimously determined that the terms of the Merger Agreement and the Transactions, including the Offer and the Merger, are fair to, and in the best interests of, the Company and its stockholders and recommends, on behalf of the Company, that the Company’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer, for the following reasons:
Reasons in favor of the Transactions:
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Highly Attractive Value.   In the judgment of the Company Board, the all-cash consideration of $180.00 per Share, taking into account the business, operations, prospects, strategic and short and long term operating plans, assets, liabilities and financial condition of the Company, and the relative certainty and liquidity of the all-cash consideration, is more favorable to the Company’s stockholders than the risk-adjusted value expected from the alternative of the Company continuing to operate independently and pursuing its current business and financial plans on a standalone basis, taking into account near-term and longer term uncertainties associated with continued independence;

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Risk of Clinical Trial Failure.   The outcome of any clinical trial, including the Company’s STELLAR, HYPERION, ZENITH and CADENCE trials, is inherently uncertain and may not support regulatory approval, including by identifying safety-related concerns associated with the use of sotatercept, the multiple examples of product candidates who have failed phase 3 clinical trials and of approved products which did not live up to commercial expectations, and the outcome of the STELLAR trial alone may not support a sufficiently broad label, limiting the sotatercept pricing potential and market opportunity;

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Risks Associated with Commercialization.   The Company has limited marketing, sales and distribution experience and capabilities, and, if sotatercept receives regulatory approval, the Company would need to develop or access such capabilities within the U.S. and globally, which it may fail to do successfully or at reasonable cost, along with the risks related to market acceptance and other factors affecting the revenues and profitability of biopharmaceutical product candidates generally;

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Risks Associated with Drug Pricing.   Future revenue from sotatercept and Reblozyl may be negatively impacted by increasing scrutiny of pharmaceutical pricing and proposals to address the perceived high cost of pharmaceuticals;

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Risks Associated with Regulatory Processes.   The risks inherent in obtaining regulatory approvals from regulatory authorities and adequate reimbursement from regulatory authorities and other third party payors to be able to sell sotatercept and the Company’s other product candidates, which can take years to complete, and the receipt of which are not guaranteed; and the risks that if a product candidate is approved, regulators may limit the indications to certain select patient populations for which the product may be marketed, require extensive warnings on the product labeling or require further expensive and time-consuming clinical trials or reporting as conditions of approval;

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Substantial Premium.   The current and historical market prices of the Company’s common stock, and the fact that the Offer Price represents a 56% premium and an approximate $4.2 billion premium as compared to the Company’s total equity value based on the closing price of the Company’s common stock on July 15, 2021, the last trading day prior to the date on which Merck contacted the Company regarding the potential transaction, particularly taking into account the portion of the Company’s valuation that is comprised of the Reblozyl royalty financial asset and cash;

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Competition.   Competitive considerations, including that well-financed biopharmaceutical and pharmaceutical companies are discovering, developing, marketing and selling pulmonary and hematology products;

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Costs and Risks Associated with Drug Development.   The costs and risks associated with continuing the development of the Company’s pipeline product candidates;

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Capital Needs.   The Company’s need for additional capital, the potential associated dilution that would be experienced by the Company’s stockholders if the Company were to sell additional common equity to raise the needed capital, and the loss of potentially valuable rights or assets if the Company were to enter into a collaboration to raise capital;

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Risks to Royalty Revenue Stream.   The risk that the Company’s development partner, Bristol Myers Squibb, is unable to achieve anticipated success in the further development, marketing and sale of Reblozyl, including successfully completing the Reblozyl Phase 3 COMMANDS and INDEPENDENCE clinical trials, thereby reducing the royalty payments the Company receives from such sales;

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Value Afforded to Development Stage Programs.   The fact that, based on management’s financial projections and valuation analysis performed by the Company’s financial advisors, the Offer affords substantial value to product candidates and technology in early stages of development;

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Results of Market Check Process.   The fact that, after considering potential parties likely to have interest in a potential business combination transaction involving the Company, and likely to be able to complete a business combination transaction involving the Company, given antitrust, financial and other considerations, the Company Board instructed its financial advisors to contact the two additional potential parties judged most likely to have the interest and ability to complete such a transaction. One signed a non-disclosure agreement but ultimately concluded that it would not proceed with an offer to acquire the Company because its view on the value of the Company was lower than the Company’s market value. The other declined to execute a non-disclosure agreement after concluding that it would prefer to pursue other strategic priorities. In addition, after rumors of the proposed transaction became public, only one party (Party B, who had previously proposed a licensing arrangement in April 2021) contacted the Company to inquire about a potential transaction, and that party declined to submit a written proposal for an alternative transaction, in part due to that party’s view that the value of the Company was lower than the value rumored to be offered by Merck;

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Potentially Limited Period of Opportunity.   The timing of the Transactions and the risk that if the Company does not accept Merck’s offer now (as provided for in the Merger Agreement), it may not have another opportunity to do so or a comparable opportunity;

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Likelihood of Closing.   The belief of the Company Board that the likelihood of completing the Offer and the Merger is high, particularly in light of the capabilities and financial condition of Merck, and the terms of the Merger Agreement, including (i) the conditions to the Offer and the Merger being specific and limited, (ii) the exceptions contained within the “Company Material Adverse Effect” definition, which generally defines the standard for closing risk, and (iii) the likelihood of obtaining required regulatory approvals, including the commitment of Parent to use reasonable best efforts to obtain the required regulatory approvals and to pay a substantial termination fee to the Company if it fails to do so;

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No Financing Condition.   The fact that the Transactions are not subject to a financing condition and that Merck has the financial ability to complete the Transaction;

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Centerview Analysis and Fairness Opinion.   The opinion of Centerview rendered to the Company Board on September 29, 2021, which was subsequently confirmed by delivery of a written opinion dated such date that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, the consideration to be paid to the holders of Shares (other than as specified in such opinion) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders, as more fully described below under the caption “Opinion of Centerview”;

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J.P. Morgan Analysis and Fairness Opinion.   The opinion of J.P. Morgan rendered to the Company Board on September 29, 2021, which was subsequently confirmed by delivery of a written opinion dated such date that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by J.P. Morgan in preparing its opinion, the consideration to be paid to the holders of Shares (other than as specified in such opinion) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders, as more fully described below under the caption “Opinion of J.P. Morgan”;

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Financial Projections.   The fact that management’s financial projections upon which Centerview and J.P. Morgan based their fairness opinions were significantly higher than the consensus expectations published by analysts who follow the Company, that achieving management’s financial projections entails significant execution risk and that the Company stockholders’ opportunity to earn a substantial return in excess of the $180 per share offered by Merck is modest, given assumptions underlying the projections, compared to the risks to the Company’s valuation of a clinical trial failure or execution failure; for further information regarding management’s financial projections, see Item 4 under the subsection entitled “— Certain Company Management Forecasts.”
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Successful Negotiations with Merck.   The enhancements that the Company was able to obtain as a result of robust arm’s-length negotiations with Merck, including two increases in the Offer Price proposed by Parent from the time of its initial indication of interest, which resulted in a price of $180 per share that Merck indicated was its best and final offer (representing a 56% premium, or $4.2 billion in equity value, as compared to the Company’s closing stock price on July 15, 2021, the last date prior to the date on which the parties commenced discussions concerning a potential strategic transaction), and a number of changes in the terms and conditions of the Merger Agreement from the version initially revised by Merck that were favorable to the Company, including the requirement that Parent pay a reverse termination fee under certain circumstances;

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Opportunity to Accept a Superior Proposal.   The fact that the terms of the Merger Agreement permit the Company to respond to certain unsolicited proposals, and that the provisions of the Merger Agreement permit the Company Board in certain circumstances to terminate the Merger Agreement in order to enter into a definitive agreement with respect to an unsolicited superior proposal, subject to the payment of a termination fee of $345 million, which amount the directors believe to be reasonable under the circumstances and unlikely to serve as a meaningful deterrent to other acquisition proposals;

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Reverse Termination Fee.   The fact that, in the event the Transactions are not consummated due to antitrust considerations, Parent will be required to pay the Company a reverse termination fee of $650 million or $750 million, depending on the time of termination; and

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Appraisal Rights.   The fact that stockholders who do not believe that the Offer Price represents fair consideration for their Shares will have an opportunity to pursue appraisal rights under Section 262 of the DGCL.

Considerations against and risks associated with the Transactions:
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Opportunity Costs.   The fact that the Company will no longer exist as an independent public company, and the Company’s stockholders will forego any potential increase in its value above the Offer Price as an independent public company that might result from its possible growth;

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Potential Negative Impact on the Company’s Business.   The possible negative effect of the Offer and the Merger and public announcement of the Offer and the Merger on the Company’s financial performance, operating results and stock price and the Company’s relationships with customers, suppliers, other business partners, management and employees;

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Prohibition Against Solicitations.   The fact that the Merger Agreement precludes the Company from soliciting competing acquisition proposals and obligates the Company (or its successor) to pay Merck a termination fee equal to $345 million under specified circumstances, which could discourage the making of a competing acquisition proposal or adversely impact the price offered in such a proposal;

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Business Operation Restrictions.   The fact that the Merger Agreement imposes restrictions on the conduct of the Company’s business in the pre-closing period, which may adversely affect the Company’s business, including by delaying or preventing the Company from raising financing or pursuing non-ordinary course opportunities that may arise or precluding actions that would be advisable if the Company were to remain an independent company;

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Transaction Expenses.   The substantial transaction expenses to be incurred in connection with the Transactions and the negative impact of such expenses on the Company’s cash reserves and operating results should the Offer and the Merger not be completed;

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Interests of Insiders.   The interests that certain directors and executive officers of the Company may have with respect to the Transactions that may be different from, or in addition to, their interests as stockholders of the Company or the interests of the Company’s other stockholders generally; and

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Other risks of the type and nature as further described below in the section captioned “Item 8. Additional Information — Cautionary Note Regarding Forward-Looking Statements” and listed in Item 1A of Part I of the Company’s most recent Annual Report filed on Form 10-K.

In light of these various factors and having weighed the risks, uncertainties, restrictions and potentially negative factors associated with the Offer and Merger with the potential benefits of the Transactions, the Company Board unanimously (i) determined that the Merger Agreement and the Transactions are fair to, and in the best interests of, the Company and its stockholders, (ii) declared it advisable to enter into the Merger Agreement, (iii) approved the execution and delivery of the Merger Agreement and the performance of the Company’s obligations under the Merger Agreement, (iv) resolved that the Merger be effected under Section 251(h) of the DGCL, and (v) resolved to recommend that the stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer.
The foregoing discussion of the Company Board’s reasons for its recommendation that the Company’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer is not meant to be exhaustive, but addresses the material information and reasons considered by the Company Board in connection with its recommendation. In view of the wide variety of factors considered by the Company Board in connection with the evaluation of the Offer and the complexity of these matters, the Company Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific reasons considered in reaching its determination and recommendation. Rather, the Company’s directors made their determinations and recommendations based on the totality of the information presented to them, and the judgments of individual members of the Company Board may have been influenced to a greater or lesser degree by different reasons. In arriving at their respective recommendations, the members of the Company Board considered the interests of the Company’s executive officers and directors as described under “Item 3. Past Contacts, Transactions, Negotiations and Agreements” above.
(c)   Intent to Tender.
To the best of the Company’s knowledge, after reasonable inquiry, each executive officer and director of the Company who owns Shares presently intends to tender in the Offer all Shares that he or she owns of record or beneficially. The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.
(d)   Opinions of the Financial Advisors to the Company Board
Opinion of J.P. Morgan
Pursuant to an engagement letter, the Company retained J.P. Morgan as one of its financial advisors in connection with the Transactions.
At the meeting of the Company Board on September 29, 2021, J.P. Morgan rendered its oral opinion to the Company Board that, as of such date and based upon and subject to the factors and assumptions set forth in its opinion, the consideration of $180.00 per Share to be paid to the Company’s common stockholders in the Offer and the Merger was fair, from a financial point of view, to such stockholders. J.P. Morgan has confirmed its September 29, 2021 oral opinion by delivering its written opinion to the Company Board, dated September 29, 2021, that, as of such date, the consideration to be paid to the Company’s common stockholders in the Offer and the Merger was fair, from a financial point of view, to such stockholders.
The full text of the written opinion of J.P. Morgan, which sets forth the assumptions made, matters considered and limits on the review undertaken, is attached as Annex A-1 to this Schedule 14D-9 and is incorporated herein by reference. The summary of the opinion of J.P. Morgan set forth in this Schedule 14D-9 is qualified in its entirety by reference to the full text of such opinion. The Company’s stockholders are urged to read the opinion in its entirety. J.P. Morgan’s written opinion was addressed to the Company Board (in its capacity as such) in connection with and for the purposes of its evaluation of the Offer and the

Merger, was directed only to the consideration to be paid in the Offer and the Merger and did not address any other aspect of the Offer and the Merger. J.P. Morgan expressed no opinion as to the fairness of the consideration to the holders of any other class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the Transactions. The issuance of J.P. Morgan’s opinion was approved by a fairness committee of J.P. Morgan. The opinion does not constitute a recommendation to any stockholder of the Company as to whether such stockholder should tender its shares into the Offer or how such stockholder should act with respect to the Offer and the Merger or any other matter.
In arriving at its opinion, J.P. Morgan, among other things:
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reviewed the Merger Agreement;

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reviewed certain publicly available business and financial information concerning the Company and the industries in which it operates;

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reviewed certain internal financial analyses and forecasts prepared by or at the direction of the management of the Company relating to its business; and

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performed such other financial studies and analyses and considered such other information as J.P. Morgan deemed appropriate for the purposes of its opinion.

In addition, J.P. Morgan held discussions with certain members of the management of the Company with respect to certain aspects of the Transactions, and the past and current business operations of the Company, the financial condition and future prospects and operations of the Company, and certain other matters J.P. Morgan believed necessary or appropriate to its inquiry.
In giving its opinion, J.P. Morgan relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with J.P. Morgan by the Company or otherwise reviewed by or for J.P. Morgan. J.P. Morgan did not independently verify (and did not assume responsibility or liability for independently verifying) any such information or its accuracy or completeness. J.P. Morgan did not conduct and was not provided with any valuation or appraisal of any assets or liabilities, nor did J.P. Morgan evaluate the solvency of the Company or Parent under any applicable laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to J.P. Morgan or derived therefrom, J.P. Morgan assumed that they were reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company to which such analyses or forecasts relate. J.P. Morgan expressed no view as to such analyses or forecasts or the assumptions on which they were based. J.P. Morgan also assumed that the Offer and the Merger will have the tax consequences described in discussions with, and materials furnished to J.P. Morgan by, representatives of the Company and that the Transactions will be consummated as described in the Merger Agreement. J.P. Morgan also assumed that the representations and warranties made by the Company, Parent and Purchaser in the Merger Agreement and the related agreements were and will be true and correct in all respects material to its analysis. J.P Morgan is not a legal, regulatory or tax expert and relied on the assessments made by advisors to the Company with respect to such issues. J.P. Morgan further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transactions will be obtained without any adverse effect on the Company or on the contemplated benefits of the Transactions.
J.P. Morgan’s opinion was necessarily based on economic, market and other conditions as in effect on, and the information made available to J.P. Morgan as of, the date of such opinion. J.P. Morgan’s written opinion, dated September 29, 2021, noted that subsequent developments may affect J.P. Morgan’s opinion, and that J.P. Morgan does not have any obligation to update, revise, or reaffirm such opinion. J.P. Morgan’s opinion is limited to the fairness, from a financial point of view, of the consideration to be paid to the Company’s common stockholders in the Offer and the Merger, and J.P. Morgan has expressed no opinion as to the fairness of any consideration to the holders of any other class of securities, creditors or other constituencies of the Company or the underlying decision by the Company to engage in the Transactions. Furthermore, J.P. Morgan expressed no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the proposed Transactions, or any class of such persons relative to the consideration in the proposed Transactions or with respect to the fairness of any such compensation. J.P. Morgan expressed no opinion as to the price at which the Company’s common stock will trade at any future time.

The terms of the Merger Agreement, including the consideration, were determined through arm’s length negotiations between the Company and Parent, and the decision to enter into the Merger Agreement was solely that of the Company Board. J.P. Morgan’s opinion and financial analyses were only one of the many factors considered by the Company Board in its evaluation of the proposed Transactions and should not be viewed as determinative of the views of the Company Board or its management with respect to the proposed Transactions or the consideration received by the Company’s common stockholders in connection therewith.
In accordance with customary investment banking practice, J.P. Morgan employed generally accepted valuation methodology in rendering its opinion to the Company Board on September 29, 2021 and contained in the presentation delivered to the Company Board on such date in connection with the rendering of such opinion. The disclosure below does not purport to be a complete description of the analyses or data presented by J.P. Morgan. Considering the data set forth below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of J.P. Morgan’s analyses.
Discounted Cash Flow Analysis.   J.P. Morgan conducted a discounted cash flow analysis for the purpose of determining the fully diluted equity value per Share. J.P. Morgan calculated the unlevered free cash flows that the Company is expected to generate from August 1, 2021 through fiscal year 2045 based upon financial projections prepared by the management of the Company through the years ended 2045. J.P. Morgan did not assign an implied terminal asset value at the direction of the Company’s management. The unlevered free cash flows were then discounted to present values using a range of discount rates from 8.5% to 10.5% (chosen by J.P. Morgan based upon an analysis of the weighted average cost of capital of the Company), which range of discount rates were derived utilizing the capital asset pricing model to derive the cost of equity, and based upon an analysis of the Company’s weighted average cost of capital and inputs that J.P. Morgan determined were relevant based on publicly available data, taking into account macro-economic assumptions, estimates of risk, the Company’s capital structure and other appropriate factors. The present value of the unlevered free cash flows was then adjusted for the Company’s estimated cash of $688 million, as of July 31, 2021, as set forth in the Internal Data (as defined below under “— Opinion of Centerview Partners LLC”), option exercise proceeds, outstanding restricted stock units and performance stock units, in each case, as of September 27, 2021, and the impact of certain net operating losses, as of June 30, 2021, accrued historically by the Company and net operating losses generated over the forecast period as provided by management. At the direction of the Company Board, J.P. Morgan evaluated three distinct scenarios of Reblozyl risk adjusted peak revenues ($3.1 billion, $4.7 billion and $5.9 billion, respectively) without changing other forecast assumptions of the Company. Based on the adjusted management projections and a discount rate of 8.5% to 10.5%, the discounted cash flow analysis indicated a range of equity values, rounded to the nearest $0.25, of between $137.25 to $171.25 per Share, assuming Reblozyl risk adjusted peak sales of $3.1 billion, $153.75 to $189.75 per Share, assuming Reblozyl risk adjusted peak sales of $4.7 billion and $166.50 to $204.25 per Share, assuming Reblozyl risk adjusted peak sales of $5.9 billion, all of which J.P. Morgan compared to the value of the consideration of $180.00 per Share.
1
Other Information.   J.P. Morgan also reviewed the Company’s 52 week historical trading and analyst price targets, in each case as of September 14, 2021 (the last trading day prior to the date on which the trading price of the Company’s common stock was perceived by J.P. Morgan to be affected by a potential transaction) which ranged from $101.22-$143.64 and $113.00-$180.00, respectively. J.P. Morgan noted that historical stock trading and analyst price targets analyses are not valuation methodologies but were presented merely for informational purposes.
Miscellaneous.   The foregoing summary of certain material financial analyses does not purport to be a complete description of the analyses or data presented by J.P. Morgan. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. J.P. Morgan believes that the foregoing summary and its analyses must be considered as a whole and that selecting portions of the foregoing summary and these analyses, without considering all of its analyses as a whole, could create an incomplete view of the processes underlying the analyses and its opinion. As a result, the ranges of valuations resulting from the analysis described above were merely utilized to create points of reference for analytical purposes and should not be taken to be the view of J.P. Morgan with respect to the

1
Reblozyl® (luspatercept-aamt) is a trademark of Celgene Corporation, a Bristol Myers Squibb company.

actual value of the Company. In arriving at its opinion, J.P. Morgan did not form an opinion as to whether any individual analysis or factor (positive or negative), considered in isolation, supported or failed to support its opinion. Rather, J.P. Morgan considered the totality of the factors and analyses performed in determining its opinion.
Analyses based upon forecasts of future results are inherently uncertain, as they are subject to numerous factors or events beyond the control of the parties and their advisors. Accordingly, forecasts and analyses used or made by J.P. Morgan are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by those analyses. Moreover, J.P. Morgan’s analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be acquired or sold.
As a part of its investment banking business, J.P. Morgan and its affiliates are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for corporate and other purposes. J.P. Morgan was selected to advise the Company with respect to the Transactions and deliver an opinion to the Company Board with respect to the Offer and the Merger on the basis of, among other things, such experience and its qualifications and reputation in connection with such matters and its familiarity with the Company and the industries in which it operates.
For financial advisory services rendered in connection with the Transactions (including the delivery of its opinion), the Company will pay J.P. Morgan an aggregate fee of, approximately, $50 million, of which $5 million became payable upon delivery by J.P. Morgan of its opinion and the remainder of which is payable upon the consummation of the Transactions. If the Company or any of its subsidiaries or affiliates receives any payment from another person (including any payment as reimbursement of expenses) as a result of or in connection with the termination, abandonment or failure to occur of the Transactions contemplated by the Merger Agreement, the Company will pay J.P. Morgan a fee of approximately $25 million (less any of the above fees already paid by the Company), which amount may vary depending on the Company’s out-of-pocket expenses incurred in respect of the Transactions at the time of the termination, abandonment or failure to occur of the Transactions. In addition, the Company has agreed to reimburse J.P. Morgan for its expenses incurred in connection with its services, including the fees and disbursements of counsel, and will indemnify J.P. Morgan against certain liabilities arising out of J.P. Morgan’s engagement. J.P. Morgan informed the Company Board that during the two years preceding the date of J.P. Morgan’s opinion, J.P. Morgan and its affiliates have had commercial or investment banking relationships with the Company and Merck, for which J.P. Morgan and such affiliates have received aggregate fees in the amount of approximately $48 million. Such services during such period for the Company have included acting as joint lead bookrunner on the Company’s offering of equity securities in July 2020. Such services during such period for Merck have included acting as joint lead arranger and joint bookrunner on Merck’s credit facility in June 2021, as financial advisor on Merck’s spinoff of Organon & Co. in June 2021 and as financial advisor on Merck’s acquisition of VelosBio, Inc. in December 2020. In addition, J.P. Morgan’s commercial banking affiliate is an agent bank and a lender under outstanding credit facilities of Merck, for which it receives customary compensation or other financial benefits. In addition, J.P. Morgan and its affiliates hold, on a proprietary basis, less than 1% of the outstanding common stock of each of the Company and Merck. J.P. Morgan informed the Company Board that during the two year period preceding delivery of its opinion ending on September 29, 2021, the aggregate fees received by J.P. Morgan from the Company were approximately $8 million and from Merck were approximately $40 million. In the ordinary course of J.P. Morgan’s businesses, J.P. Morgan and its affiliates may actively trade the debt and equity securities or financial instruments (including derivatives, bank loans or other obligations) of the Company or Merck for their own account or for the accounts of customers and, accordingly, J.P. Morgan and its affiliates may at any time hold long or short positions in such securities or other financial instruments.
Opinion of Centerview
The Company retained Centerview as one of the financial advisors to the Company Board in connection with the Transactions. In connection with this engagement, the Company Board requested that Centerview evaluate the fairness, from a financial point of view, to the holders of the Shares (other than (i) Dissenting Shares (as defined in the Merger Agreement) and (ii) Shares held in the treasury of the Company or owned by the Company or any direct or indirect wholly owned Subsidiary (as defined in the Merger Agreement) of the Company and Shares owned by Parent, Purchaser or any direct or indirect wholly owned

Subsidiary of Parent or Purchaser immediately prior to the Effective Time (as defined in the Merger Agreement), which are collectively referred to as “Excluded Shares”), of the Merger Consideration proposed to be paid to such holders pursuant to the Merger Agreement. On September 29, 2021, Centerview rendered to the Company Board its oral opinion, which was subsequently confirmed by delivery of a written opinion dated September 29, 2021 that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, the Merger Consideration proposed to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders.
The full text of Centerview’s written opinion, dated September 29, 2021, which describes the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, is attached as Annex A-2 and is incorporated herein by reference. The summary of the written opinion of Centerview set forth below is qualified in its entirety to the full text of Centerview’s written opinion attached as Annex A-2. Centerview’s financial advisory services and opinion were provided for the information and assistance of the Company Board (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transactions and Centerview’s opinion only addressed the fairness, from a financial point of view, as of the date thereof, to the holders of Shares (other than Excluded Shares) of the Merger Consideration to be paid to such holders pursuant to the Merger Agreement. Centerview’s opinion did not address any other term or aspect of the Merger Agreement or the Transactions and does not constitute a recommendation to any stockholder of the Company as to whether or not such holder should tender Shares in connection with the Offer, or otherwise act with respect to the Transactions or any other matter.
The full text of Centerview’s written opinion should be read carefully in its entirety for a description of the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion.
In connection with rendering the opinion described above and performing its related financial analyses, Centerview reviewed, among other things:
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a draft of the Merger Agreement dated September 29, 2021, referred to in this summary of Centerview’s opinion as the “Draft Merger Agreement”;

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Annual Reports on Form 10-K of the Company for the years ended December 31, 2020, December 31, 2019 and December 31, 2018;

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certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company;

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certain publicly available research analyst reports for the Company;

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certain other communications from the Company to its stockholders; and

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certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of the Company, including certain financial forecasts, analyses and projections relating to the Company prepared by management of the Company and furnished to Centerview by the Company for purposes of Centerview’s analysis, which are referred to in this summary of Centerview’s opinion as the “Forecasts,” and which are collectively referred to in this summary of Centerview’s opinion as the “Internal Data.”

Centerview also participated in discussions with members of the senior management and representatives of the Company regarding their assessment of the Internal Data. In addition, Centerview reviewed the proposed transaction value of the Company based on management-provided data and compared that data with similar data for certain other companies, the securities of which are publicly traded, in lines of business that Centerview deemed relevant. Centerview also compared certain of the proposed financial terms of the Transactions with the financial terms, including valuation multiples, to the extent publicly available, of certain other transactions that Centerview deemed relevant and conducted such other financial studies and analyses and took into account such other information as Centerview deemed appropriate.
Centerview assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by Centerview for purposes of its opinion and, with the Company’s consent, Centerview relied upon such information as being complete and accurate. In that regard, Centerview assumed, at the

Company’s direction, that the Internal Data (including, without limitation, the Forecasts) were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the matters covered thereby and Centerview relied, at the Company’s direction, on the Internal Data for purposes of Centerview’s analysis and opinion. Centerview expressed no view or opinion as to the Internal Data or the assumptions on which it was based. In addition, at the Company’s direction, Centerview did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of the Company, nor was Centerview furnished with any such evaluation or appraisal, and was not asked to conduct, and did not conduct, a physical inspection of the properties or assets of the Company. Centerview assumed, at the Company’s direction, that the final executed Merger Agreement would not differ in any respect material to Centerview’s analysis or opinion from the Draft Merger Agreement reviewed by Centerview. Centerview also assumed, at the Company’s direction, that the Transactions will be consummated on the terms set forth in the Merger Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to Centerview’s analysis or Centerview’s opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transactions, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to Centerview’s analysis or Centerview’s opinion. Centerview did not evaluate and did not express any opinion as to the solvency or fair value of the Company, or the ability of the Company to pay its obligations when they come due, or as to the impact of the Transactions on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. Centerview is not a legal, regulatory, tax or accounting advisor, and Centerview expressed no opinion as to any legal, regulatory, tax or accounting matters.
Centerview’s opinion expressed no view as to, and did not address, the Company’s underlying business decision to proceed with or effect the Transactions, or the relative merits of the Transactions as compared to any alternative business strategies or transactions that might be available to the Company or in which the Company might engage. Centerview’s opinion was limited to and addressed only the fairness, from a financial point of view, as of the date of Centerview’s written opinion, to the holders of the Shares (other than Excluded Shares) of the Merger Consideration to be paid to such holders pursuant to the Merger Agreement. For purposes of its opinion, Centerview was not asked to, and Centerview did not, express any view on, and its opinion did not address, any other term or aspect of the Merger Agreement or the Transactions, including, without limitation, the structure or form of the Transactions, or any other agreements or arrangements contemplated by the Merger Agreement or entered into in connection with or otherwise contemplated by the Transactions, including, without limitation, the fairness of the Transactions or any other term or aspect of the Transactions to, or any consideration to be received in connection therewith by, or the impact of the Transactions on, the holders of any other class of securities, creditors or other constituencies of the Company or any other party. In addition, Centerview expressed no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of the Company or any party, or class of such persons in connection with the Transactions, whether relative to the Merger Consideration to be paid to the holders of the Shares (other than Excluded Shares) pursuant to the Merger Agreement or otherwise. Centerview’s opinion was necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to Centerview as of, the date of Centerview’s written opinion, and Centerview does not have any obligation or responsibility to update, revise or reaffirm its opinion based on circumstances, developments or events occurring after the date of Centerview’s written opinion. Centerview’s opinion does not constitute a recommendation to any stockholder of the Company as to whether or not such holder should tender Shares in connection with the Offer, or otherwise act with respect to the Transactions or any other matter. Centerview’s financial advisory services and its written opinion were provided for the information and assistance of the Company Board (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transactions. The issuance of Centerview’s opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.
Summary of Centerview Financial Analysis
The following is a summary of the material financial analyses prepared and reviewed with the Company Board in connection with Centerview’s opinion, dated September 29, 2021. The summary set forth below does not purport to be a complete description of the financial analyses performed or factors considered by, and underlying the opinion of, Centerview, nor does the order of the financial analyses described represent the relative importance or weight given to those financial analyses by Centerview. Centerview may have deemed various assumptions more or less probable than other assumptions, so the reference ranges resulting from any particular portion of the analyses summarized below should not be taken to be Centerview’s view of the actual value of the Company. Some of the summaries of the financial analyses set forth below include information presented in tabular format. In order to fully understand the financial analyses, the tables must be read together with the text of each summary, as the tables alone do not constitute a complete description of the financial analyses performed by Centerview. Considering the data in the tables below without considering all financial analyses or factors or the full narrative description of such analyses or factors, including the methodologies and assumptions underlying such analyses or factors, could create a misleading or incomplete view of the processes underlying Centerview’s financial analyses and its opinion. In performing its analyses, Centerview made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of the Company or any other parties to the Transactions. None of the Company, Parent, Purchaser or Centerview or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of the Company do not purport to be appraisals or reflect the prices at which the Company may actually be sold. Accordingly, the assumptions and estimates used in, and the results derived from, the financial analyses are inherently subject to substantial uncertainty. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before September 29, 2021 (the last trading day before the public announcement of the Transactions) and is not necessarily indicative of current market conditions.
Selected Public Company Analysis.
Centerview reviewed certain financial information of the Company and compared it to corresponding financial information of certain publicly traded biopharmaceutical companies that Centerview selected based on its experience and professional judgment (which companies are referred to as the “selected companies” in this summary of Centerview’s opinion). Although none of the selected companies is directly comparable to the Company, the companies listed below were chosen by Centerview because, among other reasons, they are publicly traded biopharmaceutical companies with certain operational, business or financial characteristics that, for purposes of Centerview’s analysis, may be considered similar to those of the Company.
However, because each of the selected companies has operational, business and financial characteristics that differ significantly from those of the Company, Centerview believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the selected public company analysis. Accordingly, Centerview also made qualitative judgments, based on its experience and professional judgment, concerning differences between the operational, business or financial characteristics of the Company and the selected companies that could affect the public trading values of each in order to provide a context in which to consider the results of the quantitative analysis.
Using publicly available information obtained from SEC filings and other data sources as of September 28, 2021, Centerview calculated, for each selected company, such company’s enterprise value (calculated as the equity value (determined using the treasury stock method and taking into account outstanding in-the-money options, warrants, restricted stock units, performance stock units and other convertible securities) plus the book value of debt and certain liabilities less cash and cash equivalents), which is referred to, with respect to the selected companies, as “Enterprise Value.”

The selected companies are summarized below:
Selected Company	Enterprise Value ($ in billions)
Allakos Inc.	5.8
Apellis Pharmaceuticals, Inc.	2.9
Arena Pharmaceuticals, Inc.	2.8
arGEN-X SE	13.3
Ascendis Pharma A/S	8.2
Biohaven Pharmaceutical Holding Company Ltd.	9.8
Blueprint Medicines Corporation	5.1
Iovance Biotherapeutics, Inc.	3.2
Karuna Therapeutics, Inc.	3.4
Kodiak Sciences Inc.	4.8
Mirati Therapeutics, Inc.	9.9
Reata Pharmaceuticals, Inc.	3.3
Springworks Therapeutics, Inc.	3.1
TG Therapeutics, Inc.	4.7
Turning Point Therapeutics, Inc.	2.5
Median	4.8
Based on its analysis and other considerations that Centerview deemed relevant in its professional judgment and experience, Centerview selected a reference range of Enterprise Values of $3.0 billion to $10.0 billion. In selecting this reference range, Centerview made qualitative judgments based on its experience and professional judgment concerning differences between the business, financial and operating characteristics of the Company and the selected companies that could affect their public trading values in order to provide a context in which to consider the results of the quantitative analysis. These qualitative judgments related, among other things, to the differing sizes, growth prospects, clinical and commercial profiles and degree of operational risk between the Company and such comparable companies. Applying this range of Enterprise Values and adding to it the Company’s estimated net cash of $688 million as of July 31, 2021, as set forth in the Internal Data, and dividing by the number of fully-diluted outstanding Shares (determined using the treasury stock method and taking into account outstanding in-the-money options, restricted stock units and performance stock units) as of September 27, 2021 as set forth in the Internal Data, resulted in an implied per share equity value range for the Shares of approximately $59.00 to $167.00, rounded to the nearest $0.25. Centerview then compared this range to the $180.00 per Share in cash, without interest, proposed to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement.
Selected Precedent Transaction Analysis
Centerview reviewed and compared certain information relating to the following selected transactions involving biopharmaceutical companies with lead value drivers in phase 3 or pivotal trials (which transactions are referred to as the “selected transactions” in this summary of Centerview’s opinion) that Centerview, based on its experience and professional judgment, deemed relevant to consider in relation to the Company and the Transactions. Although none of the selected transactions is directly comparable to the Transactions, these transactions were selected, among other reasons, because their participants, size or other factors, for purposes of Centerview’s analysis, may be considered similar to the Transactions. Centerview used its experience, expertise and knowledge of these industries to select transactions that involved companies with certain operational, business and/or financial characteristics that, for purposes of this analysis, may be considered similar to those of the Company.
However, because none of the selected transactions used in this analysis is identical or directly comparable to the Transactions, Centerview believed that it was inappropriate to rely solely on the quantitative results of the selected transaction analysis. Accordingly, Centerview also made qualitative judgments, based on its experience and professional judgment, concerning differences between the operational, business and/or financial characteristics of the Company and each target company as well as the Transactions and the selected transactions that could affect the transaction values of each in order to provide a context in which to consider the results of the quantitative analysis.
Using publicly available information obtained from SEC filings and other data sources as of September 28, 2021, Centerview calculated, for each selected transaction, the transaction value (calculated as the offer value (determined using the treasury stock method and taking into account outstanding in-the-money options, warrants, restricted stock units, performance stock units and other convertible securities), plus the book value of debt and certain liabilities less cash and cash equivalents and excluding any contingent consideration) implied for each target company based on the consideration payable in the applicable selected transaction as a multiple of the target company’s forward projected revenue five years following the transaction announcement (“Five-Year Forward Revenue Multiple”).
The selected transactions considered in this analysis are summarized below:
Date Announced	Target	Acquiror	Transaction Value/5-Year Forward Revenue
Aug-20	Momenta Pharmaceuticals, Inc.	Johnson & Johnson	10.8x
Jul-20	Principia Biopharma Inc.	Sanofi SA	8.2x
Feb-20	Forty Seven, Inc.	Gilead Sciences, Inc.	11.4x
Dec-19	Audentes Therapeutics, Inc.	Astellas Pharma Inc.	5.0x
Feb-19	Spark Therapeutics, Inc.	Roche Holding Ltd	7.2x
Jan-19	Loxo Oncology, Inc.	Eli Lilly and Company	6.9x
Jan-18	Juno Therapeutics, Inc.	Celgene Corporation	6.0x
Oct-15	Dyax Corp.	Shire plc	9.4x
Jun-15	Receptos, Inc.	Celgene Corporation	9.5x
Median:			8.2x
Based on its analysis and other considerations that Centerview deemed relevant in its professional judgment and experience, Centerview selected a reference range of Five-Year Forward Revenue Multiples of 7.0x to 9.5x. In selecting this range of Five-Year Forward Revenue Multiples, Centerview made qualitative judgments based on its experience and professional judgment concerning differences between the business, financial and operating characteristics of the Company and the target companies included in the selected transactions and other factors that could affect each transaction or other values in order to provide a context in which to consider the results of the quantitative analysis.
Due to the Company’s unique mix of inbound Reblozyl royalties and outbound sotatercept royalties, Centerview determined that the target companies included in the selected transactions considered in the analysis were not sufficiently comparable to the Company to warrant applying the 5-Year Forward Revenue Multiples to the Company’s consolidated revenue. Instead, Centerview applied this range of Five-Year Forward Revenue Multiples to sotatercept’s estimated five-year forward risk-adjusted revenue of $882 million, calculated based on the Internal Data, and added to it the net present value range of the inbound Reblozyl royalties net of the outbound sotatercept royalties of $0.1 billion to $2.2 billion based on the discounted cash flow analysis (as more fully discussed below in “Discounted Cash Flow Analysis”), plus the Company’s net cash of $688 million as of July 31, 2021, and dividing the result of the foregoing calculations by the number of fully-diluted outstanding Shares (determined using the treasury stock method and taking into account outstanding in-the-money options, restricted stock units and performance stock units) as of September 27, 2021 based on the Internal Data, resulted in an implied per share equity value range for Shares of approximately $108.50 to $175.75, rounded to the nearest $0.25. Centerview then compared this range to the $180.00 per Share in cash proposed to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement.
Discounted Cash Flow Analysis
Centerview performed a discounted cash flow analysis of the Company based on the Forecasts and the calculations of risk adjusted, after-tax unlevered free cash flows set forth in Item 4 under the subsection entitled “— Certain Company Management Forecasts”. In addition, at the direction of the Company Board, Centerview evaluated three distinct scenarios of Reblozyl risk adjusted peak revenues ($3.1 billion, $4.7 billion and $5.9 billion, respectively) without changing forecast assumptions of other programs for valuation of the Company. A discounted cash flow analysis is a traditional valuation methodology used to derive a valuation of an asset or set of assets by calculating the “present value” of estimated future cash flows of the asset or set of assets. “Present value” refers to the current value of future cash flows and is obtained by discounting those future cash flows by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors.
In performing this analysis, Centerview calculated a range of equity values for the Shares by (a) discounting to present value as of July 31, 2021 using discount rates ranging from 8.5% to 10.5% (reflecting Centerview’s analysis of the Company’s weighted average cost of capital, determined using the “Capital Asset Pricing Model” and based on considerations that Centerview deemed relevant in its professional judgment and experience, taking into account certain metrics including levered and unlevered betas for a comparable group of companies) and using a mid-year convention and risk-adjusted Reblozyl peak sales at three different levels ($3.1 billion, 4.7 billion and $5.9 billion): (i) the forecasted risk-adjusted, after-tax unlevered free cash flows of the Company over the period beginning on August 1, 2021 and ending on December 31, 2045, utilized by Centerview based on the Forecasts, (ii) no implied terminal value assigned at the direction of the Company’s management, (iii) tax savings from usage of the Company’s federal net operating losses of $998.7 million as of June 30, 2021 and future losses as set forth in the Internal Data and (b) adding to the foregoing results the Company’s net cash of $688 million as of July 31, 2021. Centerview divided the result of the foregoing calculations by the number of fully-diluted outstanding Shares (determined using the treasury stock method and taking into account outstanding in-the-money options, restricted stock units and performance stock units) as of September 27, 2021 based on the Internal Data resulting in a range of implied equity values per Share of approximately $137.25 to $171.25 per Share, rounded to the nearest $0.25, assuming Reblozyl risk adjusted peak sales of $3.1 billion, $153.75 to $189.75 per Share, rounded to the nearest $0.25, assuming Reblozyl risk adjusted peak sales of $4.7 billion, and $166.50 to $204.25 per Share, rounded to the nearest $0.25, assuming Reblozyl risk adjusted peak sales of $5.9 billion. Centerview compared this range to the $180.00 per Share in cash to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement.
Other Factors
Centerview noted for the Company Board certain additional factors solely for informational purposes, including, among other things, the following:
•
Highest Prices Paid by Years to Launch.   Centerview performed an analysis of the highest enterprise values paid to acquire biopharmaceutical companies, organized by number of years to launch of each such company’s lead value driver, and compared those prices with the implied enterprise value of the Transactions. Centerview analyzed all biopharmaceutical transactions with an enterprise value greater than $2 billion since 2015 in which the lead value driver was expected to be between 0 and 3 years from launch and selected biopharmaceutical transactions for companies with lead value drivers expected to be between 2 and 3 years from launch, which is the timeline that corresponded approximately to the Company management’s expected launch of sotatercept in late 2023. Using publicly available information obtained from SEC filings and other data sources as of September 28, 2021, Centerview calculated, for each selected transaction, the implied enterprise value of such transaction. The implied enterprise value of each transaction was calculated as the consideration payable in the applicable selected transaction (determined using the treasury stock method and taking into account outstanding in-the-money options, warrants, restricted stock units, performance stock units and other convertible securities), plus the book value of debt and certain liabilities, less cash and cash equivalents, and excluding any contingent consideration. The resulting range of selected transaction values was $2.2 billion to $7.3 billion. Centerview then compared this range to the $10.9 billion transaction value implied by the $180.00 per Share in cash, without interest, proposed to be paid to holders of the Shares (other than Excluded Shares) pursuant to the Merger Agreement.

•
Historical Stock Price Trading Analysis.   Centerview reviewed historical closing trading prices of the Shares during the 52-week period ended September 14, 2021 (the last trading day prior to the date on which the trading price of the Company’s common stock was perceived by Centerview to be affected by a potential transaction), which reflected low and high stock closing prices for the Company during such period of $101.22 to $143.64 per Share.
•
Analyst Price Target Analysis.   Centerview reviewed stock price targets for the Shares in publicly available Wall Street research analyst reports as of September 14, 2021 (the last trading day prior to the date on which the trading price of the Company’s common stock was perceived by Centerview to be affected by a potential transaction) which indicated low and high stock price targets for the Company ranging from $113.00 to $180.00 per Share.

•
Premia Paid Analysis.   Centerview performed an analysis of premiums paid in the selected transactions involving publicly traded biopharmaceutical companies, as set forth above in “Selected Precedent Transaction Analysis”. The premiums in this analysis were calculated by comparing the per share acquisition price in each transaction to the closing price of the target company’s common stock for the date one day prior to the date on which the trading price of the target’s common stock was perceived by Centerview to be affected by a potential transaction. Based on the analysis above and other considerations that Centerview deemed relevant in its professional judgment, Centerview applied a range of 45% to 95% to the Company’s closing stock price on September 14, 2021 (the last trading day prior to the date on which the trading price of the Company’s common stock was perceived by Centerview to be affected by a potential transaction) of $132.19, which resulted in an implied price range of approximately $191.75 to $257.75 per Share, rounded to the nearest $0.25.

General
The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to summary description. In arriving at its opinion, Centerview did not draw, in isolation, conclusions from or with regard to any factor or analysis that it considered. Rather, Centerview made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of the analyses.
Centerview’s financial analyses and opinion were only one of many factors taken into consideration by the Company Board in its evaluation of the Transactions. Consequently, the analyses described above should not be viewed as determinative of the views of the Company Board or management of the Company with respect to the Merger Consideration or as to whether the Company Board would have been willing to determine that a different consideration was fair. The Merger Consideration was determined through arm’s-length negotiations between the Company and Parent and was approved by the Company Board. Centerview provided advice to the Company during these negotiations. Centerview did not, however, recommend any specific amount of consideration to the Company or the Company Board or that any specific amount of consideration constituted the only appropriate consideration for the transaction.
Centerview is a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory and merchant banking activities. In the two years prior to the date of its written opinion, except for Centerview’s current engagement, Centerview had not been engaged to provide financial advisory or other services to the Company, and Centerview did not receive any compensation from the Company during such period. In the two years prior to the date of its written opinion, Centerview has been engaged to provide and is currently providing financial advisory services unrelated to the Company to Merck, for which Centerview has received compensation, including in connection with Merck’s spinoff of Organon & Co. in 2021, and Centerview has received between $20 million and $25 million in aggregate compensation for such services. Centerview may provide financial advisory and other services to or with respect to the Company, Merck or Parent or their respective affiliates in the future, for which Centerview may receive compensation. Certain (i) of Centerview’s and its affiliates’ directors, officers, members and employees, or family members of such persons, (ii) of Centerview’s affiliates or related investment funds and (iii) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, the Company, Merck or Parent or any of their respective affiliates, or any other party that may be involved in the Transactions.
The Company Board selected Centerview as a financial advisor in connection with the Transactions based on Centerview’s knowledge of the biopharmaceutical industry. Centerview is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Transactions.

In connection with Centerview’s services as a financial advisor to the Company Board, the Company has agreed to pay Centerview an aggregate fee of, approximately, $41 million, $5 million of which was payable upon the rendering of Centerview’s opinion and $36 million of which is payable contingent upon consummation of the Transactions. If the Company or any of its subsidiaries or affiliates receives any payment from another person (including any payment as reimbursement of expenses) as a result of or in connection with the termination, abandonment or failure to occur of the Transactions contemplated by the Merger Agreement, the Company will pay Centerview a fee of approximately $20 million (less any of the above fees already paid by the Company), which amount may vary depending on the Company’s out-of-pocket expenses incurred in respect of the Transactions at the time of the termination, abandonment or failure to occur of the Transactions. In addition, the Company has agreed to reimburse certain of Centerview’s expenses arising, and to indemnify Centerview against certain liabilities that may arise, out of Centerview’s engagement.
Item 5.   Person/Assets, Retained, Employed, Compensated or Used.
The Company Board retained J.P. Morgan and Centerview to act as its financial advisors in connection with the Offer and, in connection with such engagement, J.P. Morgan and Centerview each provided an opinion described in Item 4 under the heading “The Solicitation or Recommendation — Opinions of the Financial Advisors to the Company Board,” which are filed as Annex A-1 and Annex A-2 to this Schedule 14D-9, respectively, and incorporated herein by reference. The Company Board selected J.P. Morgan and Centerview as its financial advisors in connection with the Transactions based on (i) J.P. Morgan’s demonstrated performance and expertise in the advice it has provided to the Company from time to time during the term of its engagement, as well as J.P. Morgan’s expertise and experience advising on transactions such as the proposed Transactions and (ii) Centerview’s expertise and experience with transactions such as the proposed Transactions.
In connection with J.P. Morgan’s services as a financial advisor to the Company Board, the Company has agreed to pay J.P. Morgan an aggregate fee of approximately $50 million, $5 million of which was payable upon the rendering of J.P. Morgan’s opinion and approximately $45 million of which is payable contingent upon consummation of the Transactions. In addition, the Company has agreed to reimburse certain of J.P. Morgan’s expenses arising, and to indemnify J.P. Morgan against certain liabilities that may arise, out of J.P. Morgan’s engagement.
In connection with Centerview’s services as a financial advisor to the Company Board, the Company has agreed to pay Centerview an aggregate fee of approximately $41 million, $5 million of which was payable upon the rendering of Centerview’s opinion and approximately $36 million of which is payable contingent upon consummation of the Transactions. In addition, the Company has agreed to reimburse certain of Centerview’s expenses arising, and to indemnify Centerview against certain liabilities that may arise, out of Centerview’s engagement.
The Company has retained Innisfree M&A Incorporated to advise it with respect to shareholder communications occurring in connection with the Offer. The Company will pay Innisfree M&A Incorporated approximately $40,000 for this service.
Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer.

Item 6.   Interest in Securities of the Subject Company.
No transactions with respect to the Shares have been effected by the Company or, to the knowledge of the Company after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the 60 days prior to the date of this Schedule 14D-9 except as follows:
Name of Person	Transaction Date	Number of Shares	Price Per Share	Nature of Transaction
Adam M. Veness	9/8/2021	6	$130.00	Sale of Shares pursuant to 10b5-1 trading plan
Adam M. Veness	9/9/2021	1,407	$130.00	Sale of Shares pursuant to 10b5-1 trading plan
Sujay Kango	9/21/2021	5,000	$40.61	Exercise of stock option award pursuant to 10b5-1 trading plan
Sujay Kango	9/21/2021	5,000	$150.03(1)	Sale of Shares pursuant to 10b5-1 trading plan
Adam M. Veness	9/21/2021	5,200	$30.17	Exercise of stock option award pursuant to 10b5-1 trading plan
Adam M. Veness	9/21/2021	1,450	$41.20	Exercise of stock option award pursuant to 10b5-1 trading plan
Adam M. Veness	9/21/2021	6,650	$150.05(2)	Sale of shares pursuant to 10b5-1 trading plan
Kevin F. McLaughlin	9/23/2021	2,500	$30.17	Exercise of stock option award pursuant to 10b5-1 trading plan
Kevin F. McLaughlin	9/23/2021	9,800	$40.61	Exercise of stock option award pursuant to 10b5-1 trading plan
Kevin F. McLaughlin	9/23/2021	7,330	$41.64	Exercise of stock option award pursuant to 10b5-1 trading plan
Kevin F. McLaughlin	9/23/2021	18,647	$160.26(3)	Sale of Shares pursuant to 10b5-1 trading plan
Kevin F. McLaughlin	9/23/2021	983	$161.26(4)	Sale of Shares pursuant to 10b5-1 trading plan
Kevin F. McLaughlin	9/24/2021	5,200	$40.61	Exercise of stock option award pursuant to 10b5-1 trading plan
Kevin F. McLaughlin	9/24/2021	170	$41.64	Exercise of stock option award pursuant to 10b5-1 trading plan
Kevin F. McLaughlin	9/24/2021	5,370	$160.38(5)	Sale of Shares pursuant to 10b5-1 trading plan
Sujay Kango	9/27/2021	5,000	$40.61	Exercise of stock option award pursuant to 10b5-1 trading plan
Sujay Kango	9/27/2021	5,000	$175.00	Sale of Shares pursuant to 10b5-1 trading plan

(1)
The price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $150.00 to $150.45 inclusive.

(2)
The price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $150.00 to $150.36 inclusive.

(3)
The price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $160.00 to $160.89 inclusive.

(4)
The price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $161.10 to $161.35 inclusive.

(5)
The price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $160.08 to $160.70 inclusive.

Item 7.   Purposes of the Transactions and Plans or Proposals.
Except as indicated in Items 2, 3 and 4 of this Schedule 14D-9, (a) the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in: (i) a tender offer for or other acquisition of the Shares by the Company, any of its subsidiaries, or any other person; (ii) any extraordinary transaction such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present dividend rates or policy, or indebtedness or capitalization of the Company and (b) there are no transactions, resolutions of the Company Board or agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in clause (a) of this Item 7.

Item 8.   Additional Information.
(a)   Golden Parachute Compensation.
Golden Parachute Compensation Table
This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for each of our named executive officers. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules. The amounts set forth in the table are estimates based on multiple assumptions that may or may not actually occur, including assumptions described in this Schedule 14D-9 and in the footnotes to the table. As a result, the actual amounts, if any, that a named executive officer receives may materially differ from the amounts set forth in the table.
The table below assumes that (1) the Effective Time will occur on October 7, 2021, (2) the employment of the named executive officer will be terminated on such date in a manner entitling the executive officer to receive severance payments and benefits under the terms of the executive officer’s Employment Agreement, (3) the executive officer’s base salary rates and target annual bonus remain unchanged from those in place as of October 7, 2021, (4) no executive officer receives any additional equity grants or receives any Shares in respect of any Company Stock Options or Company Equity Awards on or prior to the Effective Time, and (5) no executive officer enters into any new agreement with the Company or is otherwise legally entitled to, prior to the Effective Time, additional compensation or benefits. The amounts shown in the table do not include the value of any executive officer’s purchase rights under the Company ESPP, the payments or benefits that would have been earned, or any amounts associated with Company Stock Options and Company Equity Awards that would vest pursuant to their terms, on or prior to October 7, 2021, or the value of payments or benefits that are not based on or otherwise related to the Merger.
Name	Cash ($)(1)	Equity ($)(2)	Perquisites Benefits($)(3)	Tax Reimbursement ($)(4)	Other Items ($)(5)	Total ($)
Habib J. Dable	2,245,320	35,674,898	59,225	9,573,026	442,260	47,994,729
Kevin F. McLaughlin	1,008,330	10,170,769	29,212	0.00	208,620	11,416,931
Jay T. Backstrom, M.D.	1,181,895	13,016,564	14,558	2,327,474	244,530	16,785,021
Sujay R. Kango	1,014,855	11,027,843	44,419	3,125,774	209,970	15,422,861
Adam M. Veness, Esq.	988,973	9,400,300	40,889	3,003,774	204,615	13,638,551

(1)
The amount listed in this column represents the amounts of cash severance payments that would be paid pursuant to a qualifying termination of employment under the named executive officer’s Employment Agreement, as described in more detail above under “Employment Arrangements — Employment Agreements”. These severance benefits are “double trigger benefits” in that they require both the consummation of a change of control and a qualifying termination of employment (termination without cause or for good reason) within 12 months thereafter in order to be payable. The amounts in this table represent a lump sum payment equal to 150% (two times for Mr. Dable) of the sum of the named executive officer’s base salary and target bonus amount for the year in which such termination occurs.

(2)
The amount listed in this column represents the aggregate amounts payable pursuant to the Merger Agreement at the Effective Time on a “single-trigger” basis to each named executive officer in respect of unvested Company Stock Options, Company RSUs, and Company PSUs (in the case of Company PSUs, with the performance conditions deemed achieved at maximum levels) held as of October 7, 2021, the latest practicable date before the filing of this Schedule 14D-9, as set forth in more detail in the tables above under “Outstanding Shares Held by Directors and Executive Officers”. With respect to unvested Company Stock Options, this amount represents the value of cash amounts payable in respect of such Stock Options, calculated by multiplying (a) the excess of the Offer Price over the respective per Share exercise prices of the Stock Options by (b) the number of unvested Shares subject to such Stock Options. With respect to the unvested Company RSUs and Company PSUs, this amount represents the value of cash amounts payable in respect of such Company RSUs and Company PSUs, calculated by multiplying the Offer Price by the number of unvested Shares subject to such Company RSUs and

Company PSUs (in the case of Company PSUs, based on the deemed satisfaction of all applicable performance goals at the maximum levels) as of October 7, 2021.
(3)
The amount listed in this column represents the estimated value of the reimbursement of health care premiums that would be due to the named executive officer pursuant to a qualifying termination of employment under his Employment Agreement, as described in more detail above under “Employment Arrangements — Employment Agreements.” These benefits are “double trigger benefits” in that they require both the consummation of a change of control and a qualifying termination of employment (termination without cause or for good reason) within 12 months thereafter in order to be payable. The amounts in this table represent periodic payments equal to the estimated full premium cost for participation in the Company’s group health and/or dental plans in which the executive was participating prior to such termination for 18 months (24 months for Mr. Dable).

(4)
The amount listed in this column represents a reasonable estimate of the excise tax gross-up payment each named executive officer could be entitled to receive with respect to excise taxes incurred by the named executive officer under Section 4999 of the Code, based on assumptions by the Company made as of the date hereof. The amount listed in this column includes both the amount of the excise tax gross-up payment that would be payable on a “double-trigger” basis upon a qualifying termination of employment on or following the Merger and the amount of the excise tax gross-up payment that would be payable on a “single-trigger” basis in connection with the Merger in respect of the accelerated vesting of Company Stock Options and Company Equity Awards. The actual amount of the excise tax gross-up payment for each individual, if any, will not be determinable until after the consummation of the Merger.

(5)
The amount listed in this column represents the aggregate estimated amount payable pursuant to the Merger Agreement, as a result of the Merger, on a “single-trigger” basis, to each named executive officer in respect of 2021 annual bonus payments, as described in more detail above under “2021 Annual Bonus Payouts”, assuming that annual bonuses are paid at target.

(b)   Appraisal Rights.
No appraisal rights are available in connection with the Offer and stockholders who tender their Shares in the Offer will not have appraisal rights in connection with the Merger. However, if Purchaser purchases Shares in the Offer and the Merger is consummated, holders of Shares outstanding as of immediately prior to the Effective Time who have not properly tendered their Shares in the Offer (or, if tendered, validly and subsequently withdrew such Shares) prior to the time Parent accepts properly tendered Shares for purchase (the “Acceptance Time”), and who otherwise comply with the applicable procedures under Section 262 of the DGCL, will be entitled to appraisal rights, as determined by the Delaware Court of Chancery (the “Delaware Court”), in accordance with Section 262 of the DGCL. Such appraised value may be greater than, the same as, or less than the Offer Price or the consideration payable in the Merger (which is equivalent to the Offer Price).
The following is a summary of the appraisal rights of stockholders under Section 262 of the DGCL in connection with the Merger, assuming that the Merger is consummated in accordance with Section 251(h) of the DGCL. The full text of Section 262 of the DGCL is attached as Annex C to this Schedule 14D-9. This summary does not purport to be a complete statement of, and is qualified in its entirety by reference to, Section 262 of the DGCL. All references in Section 262 of the DGCL and in this summary to a “stockholder” are to the record holder of Shares immediately prior to the Effective Time as to which appraisal rights are asserted. Failure to follow any of the procedures of Section 262 of the DGCL may result in termination or waiver of appraisal rights under Section 262 of the DGCL. Any stockholder who desires to exercise his, her or its appraisal rights should review carefully Section 262 of the DGCL and is urged to consult his, her or its legal advisor before electing or attempting to exercise such rights. A person having a beneficial interest in Shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights.
Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within 10 days thereafter, will notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and will include in such notice a copy of Section 262. THE COMPANY BOARD HAS FIXED OCTOBER 8, 2021 AS THE RECORD DATE FOR DETERMINING THE STOCKHOLDERS ENTITLED TO RECEIVE THIS NOTICE OF APPRAISAL. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so should review the following discussion and Annex C carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.
If a stockholder elects to exercise appraisal rights under Section 262 of the DGCL with respect to Shares held immediately prior to the Effective Time and the Merger is consummated pursuant to Section 251(h) of the DGCL, such stockholder must do all of the following:
•
within the later of the consummation of the Offer, which occurs when Purchaser has accepted for payment Shares tendered into the Offer following the Expiration Time, and 20 days after the date of mailing of this Schedule 14D-9 (which date of mailing is on or about October 12, 2021), deliver to the Company at the address indicated below a written demand for appraisal of Shares held, which demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal;

•
not tender such stockholder’s Shares in the Offer;

•
continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time; and

•
comply with the procedures of Section 262 of the DGCL for perfecting appraisal rights thereafter.

In addition, one of the ownership thresholds must be met and a stockholder (or any person who is the beneficial owner of shares of common stock held either in a voting trust or by a nominee on behalf of such person) or the Surviving Corporation must file a petition in the Delaware Court demanding a determination of the value of the stock of all such stockholders within 120 days after the Effective Time.
If the Merger is consummated pursuant to Section 251(h) of the DGCL, within 10 days after the closing of the Merger (as required by Section 262(d)(2) of the DGCL), Parent will cause the Surviving Corporation to deliver an additional notice of the Effective Time of the Merger to all of the Company’s stockholders who delivered a written demand to the Company (in accordance with the first bullet above). However, only stockholders who have delivered a written demand in accordance with the first bullet above will receive such notice of the Effective Time of the Merger. If the Merger is consummated pursuant to Section 251(h) of the DGCL, a failure to deliver a written demand for appraisal in accordance with the time periods specified in the first bullet above (or to take any of the other steps specified in the above bullets or summarized below) will be deemed to be a waiver or a termination of your appraisal rights.
Written Demand by the Record Holder
All written demands for appraisal should be addressed to Acceleron Pharma Inc., Attention: Secretary, 128 Sidney Street, Cambridge, Massachusetts 02139. The written demand for appraisal must be executed by or for the stockholder of record and must reasonably inform the Company of the identity of the stockholder of record and that such stockholder intends thereby to demand appraisal of his, her or its Shares. If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, the demand must be made in that capacity, and if the Shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand must be made by or for all owners of record. An authorized agent, including one or more joint owners, may execute the demand for appraisal for a stockholder of record; however, such agent must identify the record owner or owners and expressly disclose in such demand that the agent is acting as agent for the record owner or owners of such Shares.
A beneficial owner of Shares held in “street name” who wishes to exercise appraisal rights should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of the Shares. If Shares are held through a brokerage firm, bank or other nominee who in turn holds the Shares through a central securities depository nominee, such as Cede & Co., a demand for appraisal of such Shares must be made by or on behalf of the depository nominee, and must identify the depository nominee as the record holder. Any beneficial owner who wishes to exercise appraisal rights and holds Shares through a nominee holder is responsible for ensuring that the demand for appraisal is timely made by the record holder. The beneficial holder of the Shares should instruct the nominee holder that the demand for appraisal should be made by the record holder of the Shares, which may be a central securities depository nominee if the Shares have been so deposited.
A record stockholder, such as a broker, bank, fiduciary, depositary or other nominees, who holds Shares as a nominee for several beneficial owners may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners. In such case, the written demand for appraisal must set forth the number of Shares covered by such demand. Unless a demand for appraisal specifies a number of Shares, such demand will be presumed to cover all Shares held in the name of such record owner.
Filing a Petition for Appraisal
Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any holder of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262, may commence an appraisal proceeding by filing a petition in the Delaware Court demanding a determination of the fair value of the Shares held by all holders who did not tender in the Offer (or, if tendered, subsequently and validly withdrew such Shares before the Acceptance Time) and who timely and properly demanded appraisal. If no such petition is filed within that 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. The Company is under no obligation, and has no present intention, to file a petition, and holders should not assume that the Surviving Corporation will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.
Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered in the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed within 10 days after a written request therefor has been received by the Surviving Corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later. Notwithstanding the foregoing requirement that a demand for appraisal must be made by or on behalf of the record owner of the Shares, a person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person’s own name, file a petition for appraisal or request from the Surviving Corporation the statement described in this paragraph.
Upon the filing of such petition by any such holder of Shares, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days to file with the Delaware Register in Chancery a duly verified list (the “Verified List”) containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares has not been reached. Upon the filing of any such petition, the Delaware Court may order a hearing and that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Corporation and all of the stockholders shown on the Verified List. Notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication deemed advisable by the Delaware Court. The costs relating to these notices will be borne by the Surviving Corporation.
After notice to the stockholders as required by the Delaware Court, the Delaware Court is empowered to conduct a hearing on the petition to determine those stockholders who have complied with the provisions of Section 262 of the DGCL and who have become entitled to appraisal rights thereunder. The Delaware Court may require the stockholders who demanded an appraisal for their Shares to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceedings. The Delaware Court is empowered to dismiss the proceedings as to any stockholder who does not comply with such requirement. Because immediately before the Merger the Shares will be listed on a nationally recognized securities exchange, and because the Merger will not be approved pursuant to Section 253 or Section 267 of the DGCL, the Delaware Court will dismiss the proceedings as to all holders of Shares who are otherwise entitled to appraisal rights unless (i) the total number of Shares entitled to appraisal exceeds 1% of the outstanding Shares eligible for appraisal and (ii) the value of the consideration provided in the Merger for such total number of Shares exceeds $1 million.

Determination of Fair Value
After the Delaware Court determines which stockholders are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Delaware Court, including any rules specifically governing appraisal proceedings. Through such proceeding, the Delaware Court will determine the fair value of the Shares as of the Effective Time, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Delaware Court in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the Surviving Corporation may pay to each holder of Shares entitled to appraisal an amount in cash, in which case interest will accrue thereafter only upon the sum of (i) the difference, if any, between the amount so paid and the fair value of the Shares as determined by the Delaware Court and (ii) interest theretofore accrued, unless paid at that time. The Surviving Corporation is under no obligation to make such voluntary cash payment to the holder prior to such entry of judgment.
In determining the fair value, the court is to take into account all relevant factors. In Weinberger v. UOP, Inc., the Supreme Court of Delaware discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “fair price obviously requires consideration of all relevant factors involving the value of a company.” The Supreme Court of Delaware stated that, in making this determination of fair value, the Delaware Court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Supreme Court of Delaware stated that such exclusion is a “narrow exclusion that does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Supreme Court of Delaware also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”
Stockholders considering appraisal should be aware that the fair value of their Shares as so determined could be more than, the same as or less than the Offer Price and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, “fair value” under Section 262 of the DGCL.
Although the Company believes that the Offer Price is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court, and stockholders should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the Offer Price. Neither Parent nor the Company anticipates offering more than the Offer Price to any stockholder exercising appraisal rights, and they reserve the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the fair value of a Share is less than the Offer Price.
Upon application by the Surviving Corporation or by any holder of Shares entitled to participate in the appraisal proceeding, the Delaware Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any holder of Shares whose name appears on the Verified List and who has submitted such stockholder’s certificates of stock to the Delaware Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights. The Delaware Court will direct the payment of the fair value of the Shares, together with interest, if any, by the Surviving Corporation to the stockholders entitled thereto. Payment will be so made to each such stockholder upon the surrender to the Surviving Corporation of such stockholder’s certificates. The Delaware Court’s decree may be enforced as other decrees in such Court may be enforced.
If a petition for appraisal is not timely filed, then the right to an appraisal will cease. The Delaware Court may also (i) determine the costs of the proceeding (which do not include attorneys’ fees or the fees and expenses of experts) and tax such costs among the parties as the Delaware Court deems equitable and

(ii) upon application of a stockholder, order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and fees and expenses of experts, to be charged pro rata against the value of all Shares entitled to appraisal. In the absence of such determination or assessment, each party bears its own expenses. Determinations by the Delaware Court are subject to appellate review by the Supreme Court of Delaware.
From and after the Effective Time, any stockholder who has duly demanded and perfected appraisal rights in compliance with Section 262 of the DGCL will not be entitled to vote his, her or its Shares for any purpose and will not be entitled to receive payment of dividends or other distributions in respect of such Shares (except dividends or other distributions payable to stockholders of record as of a date prior to the Effective Time if so declared by the Surviving Corporation).
If any stockholder who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder’s right to appraisal, such stockholder’s Shares will be deemed to have been converted at the Effective Time into the right to receive the Merger Consideration, net to the stockholder in cash, without interest, subject to any withholding taxes required by applicable law. A stockholder will fail to perfect, or effectively lose, the stockholder’s right to appraisal if no petition for appraisal is filed with the Delaware Court within 120 days after the Effective Time; however, such stockholder is entitled to receive the Merger Consideration. In addition, a stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw his, her or its demand for appraisal in accordance with Section 262 of the DGCL and accept the consideration payable in connection with the Merger by delivering to the Surviving Corporation a written withdrawal of such stockholder’s demand for appraisal and acceptance of the Merger either within 60 days after the effective date of the Merger or thereafter with the written approval of the Surviving Corporation. Notwithstanding the foregoing, no appraisal proceedings in the Delaware Court will be dismissed as to any stockholder without the approval of the Delaware Court, and this approval may be conditioned upon such terms as the Delaware Court deems just; provided, however, that the limitation set forth in this sentence will not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the Merger within 60 days after the Effective Time.
The process of exercising appraisal rights requires compliance with technical prerequisites. If you fail to take any required step in connection with the exercise of appraisal rights, it may result in the termination or waiver of your appraisal rights. Stockholders wishing to exercise appraisal rights should consult with their own legal counsel in connection with compliance with Section 262 of the DGCL.
This summary of appraisal rights under the DGCL is not complete and is qualified in its entirety by reference to Section 262 of the DGCL, a copy of which is included as Annex C to this Schedule 14D-9. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL.
STOCKHOLDERS WHO SELL SHARES IN THE OFFER WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE OFFER PRICE.
(c)   Anti-Takeover Statute.
As a Delaware corporation, the Company is subject to Section 203 of the DGCL (“Section 203”). In general, Section 203 would prevent an “interested stockholder” (generally defined as a person beneficially owning 15% or more of a corporation’s voting stock) from engaging in a “business combination” (as defined in Section 203) with a Delaware corporation for three years following the date such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares), or (iii) following the transaction in which such person became an interested stockholder, the business combination is (x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2∕3% of the outstanding voting stock of the corporation not owned by the interested stockholder. In accordance with the provisions of

Section 203, the Company Board has approved the Merger Agreement and the Transactions, as described in Item 4 above and, therefore, the restrictions of Section 203 are inapplicable to the Merger and the Transactions.
The Company conducts business in a number of states throughout the United States, some of which have enacted takeover laws. The Company is not aware of any other state takeover laws or regulations that are applicable to the Offer or the Merger and has not attempted to comply with any state takeover laws or regulations other than as described above. If any government official or third party should seek to apply any such state takeover law to the Offer or the Merger or any of the transactions contemplated by the Merger Agreement, then each of the Company, Parent, Purchaser, and their respective Boards of Directors will grant approvals and take such reasonable actions as are necessary so that the Transactions are consummated as promptly as practicable on the terms contemplated in the Merger Agreement and otherwise act to render such takeover statute inapplicable to the Transactions. In the event it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, Purchaser might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and Purchaser might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger.
(d)   Regulatory Approvals.
Compliance with the HSR Act.   Under the provisions of the HSR Act, and the related rules and regulations that have been promulgated thereunder by the Federal Trade Commission (the “FTC”), applicable to the Offer, the acquisition of Shares pursuant to the Offer may be consummated following the expiration of a 15-day waiting period after the date of filing by Parent and the Company of their respective Premerger Notification and Report Form with respect to the Offer with the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) or the FTC, unless Parent receives a request for additional information or documentary material from the Antitrust Division or the FTC or unless early termination of the waiting period is granted.
Parent and the Company expect to file their respective Premerger Notification and Report Forms with the FTC and the Antitrust Division on or about October 14, 2021.
At any time before or after Parent’s acquisition of Shares pursuant to the Offer, the Antitrust Division or the FTC could take such action under antitrust laws as either deems necessary or desirable in the public interest, including seeking to enjoin the purchase of the Shares pursuant to the Offer or seeking the divestiture of Shares acquired by Parent or the divestiture of substantial assets of the Company or its subsidiaries or Parent or its subsidiaries. State attorneys general may also bring legal action under state antitrust and consumer protection laws. Private parties may also bring legal action under federal and state antitrust and consumer protection laws under certain circumstances. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, the result thereof.
Foreign Regulatory Filings in Germany and Austria.   Parent and the Company are active outside of the United States. Based on a review of the information currently available about the businesses of Parent and the Company, a filing with Germany’s Federal Cartel Office (“FCO”) and observation of the applicable waiting period under the German Act Against Restraints of Competition is required before the Transactions may close. Parent submitted the notification to the FCO on October 8, 2021. The review period will expire no more than one month after the date of filing, unless the FCO notifies Parent within the one-month review period of the initiation of an in-depth investigation. If the FCO initiates an in-depth investigation, the review period is extended for an additional three months, and neither the Offer nor the Merger may be consummated until the acquisition is approved by the FCO, within the extended period.
Additionally, an antitrust notification must be made to the Austrian Federal Competition Authority (the “AFCA”). Parent filed the Premerger Notification Form with the AFCA on October 8, 2021. Neither the Offer nor the Merger may be consummated before the expiration of a four week review period after the date of filing with the AFCA, or upon a waiver by the AFCA and the Austrian Federal Cartel Prosecutor (the “FCP”) of their right to file a motion with the Austrian Cartel Court to review the transaction. In the event the AFCA or the FCP files a motion with the Austrian Cartel Court to review the Offer, the review period may be extended for up to five additional months.

Based upon an examination of publicly available information and other information relating to the businesses in which the Company is engaged, Parent and the Company believe that neither the purchase of Shares by Purchaser pursuant to the Offer nor the consummation of the Merger should violate applicable antitrust laws. Nevertheless, neither Parent nor the Company can be certain that a challenge to the Offer or the Merger on antitrust grounds will not be made, or, if such challenge is made, what the result will be.
(e)   Merger without a Vote.
Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation (the shares of which are listed on a national securities exchange or held of record by more than 2,000 holders), and subject to certain statutory provisions, if the acquirer holds at least the number of shares of each class of stock of the target corporation that would otherwise be required to approve a merger for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without the action of the other stockholders of the target corporation. Accordingly, if the Offer is consummated, Parent and the Company intend to effect the Merger without a vote of the stockholders of the Company in accordance with Section 251(h) of the DGCL.
(f)   Certain Company Management Forecasts.
Important Information Concerning the Company Management Forecasts
The Company does not publicly disclose long-term forecasts or internal projections as to future revenues, earnings or other results, due to, among other reasons, the unpredictability of the underlying assumptions and estimates and the inherent difficulty of accurately predicting financial performance for future periods.
In connection with its evaluation of the Transactions, the Company’s management prepared and provided to the Company Board, J.P. Morgan and Centerview unaudited non-public prospective financial projections for the Company on a stand-alone basis, without giving effect to the Transactions. These prospective financial projections were prepared by the Company’s management, and reviewed and discussed with the Company Board, during August and September 2021. The Company Board used these prospective financial projections to assist in its decision-making process in determining to approve and adopt the Merger Agreement and to recommend the Offer, and were used by J.P. Morgan and Centerview in their respective opinions to the Company Board and related financial analyses described in Item 4 under the headings “The Solicitation or Recommendation — Opinions of the Financial Advisors to the Company Board” which are filed as Annex A-1 and Annex A-2 to this Schedule 14D-9, respectively, and incorporated herein by reference. These prospective financial projections were not prepared with a view toward public disclosure. We refer to the information in this section generally as the “Forecasts.”
The Forecasts were prepared by the Company’s management based on assumptions they believed to be reasonably achievable. The Forecasts reflect numerous assumptions including with respect to (i) the probability and timing of success and regulatory approval, commercial success, market size, market share, competition, pricing and reimbursement for Reblozyl, sotatercept, ACE-1334 and the Company’s other product candidates; (ii) research and development expenses, sales, general and administrative expenses and other operating expenses; and (iii) other relevant factors relating to the Company’s strategic plan. The probability of success attributed to all indications for each product candidate in the Forecasts and the corresponding anticipated product candidate launch timelines are based on management assumptions and other considerations. The foregoing is a summary of certain key assumptions and estimates and does not purport to be a comprehensive overview of all assumptions and estimates reflected in the projections prepared by Company management.
At the direction of the Company Board, such that the Company Board could consider its valuation determination with the benefit of sensitivity analysis regarding future sales of Reblozyl, the Company’s management team prepared, and the Company Board’s financial advisors evaluated as part of their fairness evaluation, management projections with three different assumptions regarding risk-adjusted peak sales for Reblozyl, one including risk-adjusted sales of Reblozyl of $3.1 billion, a second including risk-adjusted sales of Reblozyl of $4.7 billion and a third including risk-adjusted sales of Reblozyl of $5.9 billion. No implied terminal value was assigned because the model was forecasted to 2045.

Risk adjusted — Reblozyl Peak Sales of $3.1bn
$mm
	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037	2038	2039	2040	2041	2042	2043	2044	2045
Revenue
Sotatercept Revenue	—	—	$4	$150	$506	$1,151	$1,919	$2,703	$3,267	$3,644	$3,967	$4,165	$4,327	$4,464	$4,539	$4,598	$4,635	$3,242	$2,102	$1,363	$884	$530	$318	$191	$115
ACE-1334	—	—	—	—	—	—	—	—	—	15	81	163	231	273	287	297	309	324	337	352	367	220	132	79	48
Research Program Revenue	—	—	—	—	—	—	—	—	21	56	132	201	269	320	335	337	339	342	353	371	385	399	413	248	149
Product Revenue	—	—	4	150	506	1,151	1,919	2,703	3,288	3,715	4,180	4,529	4,827	5,057	5,160	5,232	5,284	3,908	2,792	2,086	1,636	1,149	863	518	311
Reblozyl Royalties	127	151	175	208	325	457	537	605	647	674	711	398	221	149	101	69	47	30	19	13	8	5	3	2	1
Milestones & Reimbursement	—	19	—	—	—	—	—	26	—	—	—	42	—	—	—	—	—	—	—	—	—	—	—	—	—
Total Revenue	$127	$170	$179	$358	$831	$1,608	$2,456	$3,335	$3,935	$4,389	$4,891	$4,970	$5,048	$5,206	$5,261	$5,300	$5,331	$3,938	$2,812	$2,098	$1,644	$1,154	$866	$520	$312
(-) Product COGS	—	—	—	(8)	(9)	(17)	(81)	(145)	(180)	(208)	(238)	(258)	(272)	(283)	(289)	(292)	(293)	(208)	(143)	(105)	(82)	(58)	(43)	(26)	(16)
(-) Sotatercept Royalty COGS	—	—	(1)	(33)	(111)	(253)	(422)	(595)	(719)	(802)	(873)	(916)	(952)	(921)	(90)	—	—	—	—	—	—	—	—	—	—
Gross Profit	$127	$170	$178	$317	$710	$1,337	$1,952	$2,595	$3,036	$3,379	$3,781	$3,796	$3,824	$4,002	$4,882	$5,008	$5,038	$3,730	$2,669	$1,994	$1,562	$1,097	$823	$494	$296
(-) R&D Expense	(269)	(354)	(339)	(278)	(214)	(178)	(142)	(119)	(115)	(116)	(112)	(111)	(109)	(108)	(106)	(103)	(99)	(80)	(57)	(42)	(33)	(30)	(22)	(17)	(12)
(-) S&M Expense	(85)	(132)	(198)	(376)	(365)	(390)	(416)	(466)	(486)	(469)	(455)	(437)	(432)	(425)	(422)	(409)	(377)	(299)	(196)	(176)	(159)	(143)	(107)	(80)	(60)
(-) G&A Expense	(95)	(141)	(147)	(199)	(184)	(185)	(182)	(188)	(193)	(204)	(215)	(222)	(230)	(238)	(247)	(256)	(269)	(269)	(256)	(248)	(241)	(236)	(185)	(138)	(94)
Operating Income	$(321)	$(458)	$(506)	$(535)	$(52)	$584	$1,212	$1,822	$2,242	$2,590	$2,999	$3,025	$3,053	$3,231	$4,108	$4,239	$4,293	$3,082	$2,160	$1,527	$1,130	$688	$509	$259	$130
(-) Taxes	—	—	—	—	—	(7)	(61)	(159)	(561)	(648)	(750)	(756)	(763)	(808)	(1,027)	(1,060)	(1,073)	(770)	(540)	(382)	(283)	(172)	(127)	(65)	(33)
Net Income (Loss)	$(321)	$(458)	$(506)	$(535)	$(52)	$577	$1,152	$1,663	$1,682	$1,943	$2,249	$2,269	$2,290	$2,423	$3,081	$3,179	$3,220	$2,311	$1,620	$1,145	$848	$516	$382	$194	$98

Risk adjusted — Reblozyl Peak Sales of $4.7bn
$mm
	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037	2038	2039	2040	2041	2042	2043	2044	2045
Revenue
Sotatercept Revenue	—	—	$4	$150	$506	$1,151	$1,919	$2,703	$3,267	$3,644	$3,967	$4,165	$4,327	$4,464	$4,539	$4,598	$4,635	$3,242	$2,102	$1,363	$884	$530	$318	$191	$115
ACE-1334	—	—	—	—	—	—	—	—	—	15	81	163	231	273	287	297	309	324	337	352	367	220	132	79	48
Research Program Revenue	—	—	—	—	—	—	—	—	21	56	132	201	269	320	335	337	339	342	353	371	385	399	413	248	149
Product Revenue	—	—	4	150	506	1,151	1,919	2,703	3,288	3,715	4,180	4,529	4,827	5,057	5,160	5,232	5,284	3,908	2,792	2,086	1,636	1,149	863	518	311
Reblozyl Royalties	127	180	270	323	498	698	817	922	987	1,029	1,084	611	337	229	156	106	72	46	29	19	12	7	4	3	2
Milestones & Reimbursement	—	19	—	—	—	27	—	—	43	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Total Revenue	$127	$198	$275	$473	$1,004	$1,875	$2,736	$3,625	$4,319	$4,744	$5,264	$5,140	$5,164	$5,286	$5,316	$5,338	$5,356	$3,953	$2,822	$2,105	$1,649	$1,157	$868	$521	$312
(-) Product COGS	—	—	—	(8)	(9)	(17)	(81)	(145)	(180)	(208)	(238)	(258)	(272)	(283)	(289)	(292)	(293)	(208)	(143)	(105)	(82)	(58)	(43)	(26)	(16)
(-) Sotatercept Royalty COGS	—	—	(1)	(33)	(111)	(253)	(422)	(595)	(719)	(802)	(873)	(916)	(952)	(921)	(90)	—	—	—	—	—	—	—	—	—	—
Gross Profit	$127	$198	$274	$432	$884	$1,605	$2,233	$2,886	$3,420	$3,734	$4,154	$3,966	$3,940	$4,081	$4,937	$5,046	$5,063	$3,746	$2,679	$2,000	$1,567	$1,099	$825	$495	$297
(-) R&D Expense	(269)	(355)	(339)	(278)	(214)	(178)	(142)	(119)	(115)	(116)	(112)	(111)	(109)	(108)	(106)	(103)	(99)	(80)	(57)	(42)	(33)	(30)	(22)	(17)	(12)
(-) S&M Expense	(85)	(132)	(198)	(376)	(365)	(390)	(416)	(466)	(486)	(469)	(455)	(437)	(432)	(425)	(422)	(409)	(377)	(299)	(196)	(176)	(159)	(143)	(107)	(80)	(60)
(-) G&A Expense	(95)	(141)	(147)	(199)	(184)	(185)	(182)	(188)	(193)	(204)	(215)	(222)	(230)	(238)	(247)	(256)	(269)	(269)	(256)	(248)	(241)	(236)	(185)	(138)	(94)
Operating Income	$(321)	$(430)	$(411)	$(420)	$121	$852	$1,493	$2,112	$2,626	$2,946	$3,372	$3,196	$3,169	$3,311	$4,163	$4,277	$4,318	$3,097	$2,170	$1,533	$1,134	$690	$510	$260	$130
(-) Taxes	—	—	—	—	—	(27)	(75)	(435)	(656)	(736)	(843)	(799)	(792)	(828)	(1,041)	(1,069)	(1,080)	(774)	(542)	(383)	(284)	(173)	(128)	(65)	(33)
Net Income (Loss)	$(321)	$(430)	$(411)	$(420)	$121	$825	$1,418	$1,678	$1,969	$2,209	$2,529	$2,397	$2,377	$2,483	$3,122	$3,208	$3,239	$2,323	$1,627	$1,150	$851	$518	$383	$195	$98

Risk adjusted — Reblozyl Peak Sales of $5.9bn
$mm
	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037	2038	2039	2040	2041	2042	2043	2044	2045
Revenue
Sotatercept Revenue	—	—	$4	$150	$506	$1,151	$1,919	$2,703	$3,267	$3,644	$3,967	$4,165	$4,327	$4,464	$4,539	$4,598	$4,635	$3,242	$2,102	$1,363	$884	$530	$318	$191	$115
ACE-1334	—	—	—	—	—	—	—	—	—	15	81	163	231	273	287	297	309	324	337	352	367	220	132	79	48
Research Program Revenue	—	—	—	—	—	—	—	—	21	56	132	201	269	320	335	337	339	342	353	371	385	399	413	248	149
Product Revenue	—	—	4	150	506	1,151	1,919	2,703	3,288	3,715	4,180	4,529	4,827	5,057	5,160	5,232	5,284	3,908	2,792	2,086	1,636	1,149	863	518	311
Reblozyl Royalties	127	230	345	412	632	882	1,035	1,168	1,249	1,301	1,371	775	426	290	199	136	92	58	37	24	15	9	6	3	2
Milestones & Reimbursement	—	19	—	—	28	—	—	44	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Total Revenue	$127	$249	$350	$562	$1,166	$2,033	$2,954	$3,914	$4,537	$5,016	$5,551	$5,304	$5,253	$5,346	$5,359	$5,368	$5,376	$3,966	$2,829	$2,109	$1,652	$1,159	$869	$521	$313
(-) Product COGS	—	—	—	(8)	(9)	(17)	(81)	(145)	(180)	(208)	(238)	(258)	(272)	(283)	(289)	(292)	(293)	(208)	(143)	(105)	(82)	(58)	(43)	(26)	(16)
(-) Sotatercept Royalty COGS	—	—	(1)	(33)	(111)	(253)	(422)	(595)	(719)	(802)	(873)	(916)	(952)	(921)	(90)	—	—	—	—	—	—	—	—	—	—
Gross Profit	$127	$249	$349	$521	$1,046	$1,763	$2,450	$3,175	$3,639	$4,006	$4,440	$4,130	$4,030	$4,142	$4,980	$5,076	$5,083	$3,758	$2,686	$2,005	$1,570	$1,101	$826	$495	$297
(-) R&D Expense	(269)	(356)	(339)	(278)	(214)	(178)	(142)	(119)	(115)	(116)	(112)	(111)	(109)	(108)	(106)	(103)	(99)	(80)	(57)	(42)	(33)	(30)	(22)	(17)	(12)
(-) S&M Expense	(85)	(132)	(198)	(376)	(365)	(390)	(416)	(466)	(486)	(469)	(455)	(437)	(432)	(425)	(422)	(409)	(377)	(299)	(196)	(176)	(159)	(143)	(107)	(80)	(60)
(-) G&A Expense	(95)	(141)	(147)	(199)	(184)	(185)	(182)	(188)	(193)	(204)	(215)	(222)	(230)	(238)	(247)	(256)	(269)	(269)	(256)	(248)	(241)	(236)	(185)	(138)	(94)
Operating Income	$(321)	$(380)	$(336)	$(331)	$283	$1,010	$1,710	$2,401	$2,845	$3,218	$3,658	$3,359	$3,259	$3,371	$4,205	$4,307	$4,338	$3,110	$2,177	$1,538	$1,138	$692	$512	$261	$131
(-) Taxes	—	—	—	—	—	(43)	(156)	(600)	(711)	(804)	(915)	(840)	(815)	(843)	(1,051)	(1,077)	(1,085)	(777)	(544)	(385)	(284)	(173)	(128)	(65)	(33)
Net Income (Loss)	$(321)	$(380)	$(336)	$(331)	$283	$967	$1,554	$1,801	$2,133	$2,413	$2,744	$2,519	$2,444	$2,529	$3,154	$3,230	$3,254	$2,332	$1,633	$1,154	$853	$519	$384	$196	$98

In addition, at the direction of Company management, J.P. Morgan and Centerview calculated, from the Forecasts, which were approved for use by the Company Board, and based on information and assumptions provided by Company management, unlevered free cash flow as set forth below, reviewed and approved by Company management for use by J.P. Morgan and Centerview in connection with their financial analyses and opinions.
Risk-Adjusted — Reblozyl Peak Sales of $3.1bn
	Fiscal Year Ending December 31,
	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037	2038	2039	2040	2041	2042	2043	2044	2045
Total Revenue to the Company	$127	$170	$179	$358	$831	$1,608	$2,456	$3,335	$3,935	$4,389	$4,891	$4,970	$5,048	$5,206	$5,261	$5,300	$5,331	$3,938	$2,812	$2,098	$1,644	$1,154	$866	$520	$312
Total Operating Income	$(321)	$(458)	$(506)	$(535)	$(52)	$584	$1,212	$1,822	$2,242	$2,590	$2,999	$3,025	$3,053	$3,231	$4,108	$4,239	$4,293	$3,082	$2,160	$1,527	$1,130	$688	$509	$259	$130
(Less): Tax Expense if Profitable(1)	—	—	—	—	—	(146)	(303)	(455)	(561)	(648)	(750)	(756)	(763)	(808)	(1,027)	(1,060)	(1,073)	(770)	(540)	(382)	(283)	(172)	(127)	(65)	(32)
Plus: D&A	5	20	53	38	40	42	44	46	48	50	52	53	55	56	58	60	61	63	65	67	69	71	73	76	78
(Less): CapEx	(8)	(30)	(75)	(50)	(50)	(50)	(50)	(50)	(50)	(50)	(52)	(53)	(55)	(56)	(58)	(60)	(61)	(63)	(65)	(67)	(69)	(71)	(73)	(76)	(78)
(Less): Increase in NWC	2	(1)	1	(7)	(18)	(32)	(38)	(41)	(28)	(21)	(23)	(20)	(13)	(11)	(5)	(4)	(3)	69	56	35	22	24	14	17	10
Unlevered Free Cash Flow(2)	$(322)	$(469)	$(528)	$(555)	$(80)	$398	$865	$1,322	$1,652	$1,921	$2,226	$2,249	$2,277	$2,412	$3,076	$3,176	$3,217	$2,380	$1,676	$1,181	$870	$540	$396	$212	$108
Memo: Impact from NOL Usage(3)	—	—	—	—	—	139	242	296	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Risk Adjusted — Reblozyl Peak Sales of $4.7bn
	Fiscal Year Ending December 31,
	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037	2038	2039	2040	2041	2042	2043	2044	2045
Total Revenue to the Company	$127	$198	$275	$473	$1,004	$1,875	$2,736	$3,625	$4,319	$4,744	$5,264	$5,140	$5,164	$5,286	$5,316	$5,338	$5,356	$3,953	$2,822	$2,105	$1,649	$1,157	$868	$521	$312
Total Operating Income	$(321)	$(430)	$(411)	$(420)	$121	$852	$1,493	$2,112	$2,626	$2,946	$3,372	$3,196	$3,169	$3,311	$4,163	$4,277	$4,318	$3,097	$2,170	$1,533	$1,134	$690	$510	$260	$130
(Less): Tax Expense if Profitable(1)	—	—	—	—	(30)	(213)	(373)	(528)	(656)	(736)	(843)	(799)	(792)	(828)	(1,041)	(1,069)	(1,080)	(774)	(542)	(383)	(284)	(173)	(128)	(65)	(33)
Plus: D&A	5	20	53	38	40	42	44	46	48	50	52	53	55	56	58	60	61	63	65	67	69	71	73	76	78
(Less): CapEx	(8)	(30)	(75)	(50)	(50)	(50)	(50)	(50)	(50)	(50)	(52)	(53)	(55)	(56)	(58)	(60)	(61)	(63)	(65)	(67)	(69)	(71)	(73)	(76)	(78)
(Less): Increase in NWC	2	(1)	1	(7)	(18)	(34)	(37)	(39)	(31)	(19)	(23)	(17)	(15)	(11)	(5)	(4)	(3)	69	56	35	22	24	14	17	10
Unlevered Free Cash Flow(2)	$(322)	$(440)	$(432)	$(440)	$62	$597	$1,076	$1,541	$1,936	$2,190	$2,506	$2,379	$2,362	$2,471	$3,117	$3,204	$3,236	$2,392	$1,683	$1,185	$873	$542	$397	$212	$108
Memo: Impact from NOL Usage(3)	—	—	—	—	30	186	299	90	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Risk Adjusted — Reblozyl Peak Sales of $5.9bn
	Fiscal Year Ending December 31,
	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037	2038	2039	2040	2041	2042	2043	2044	2045
Total Revenue to the Company	$127	$249	$350	$562	$1,166	$2,033	$2,954	$3,914	$4,537	$5,016	$5,551	$5,304	$5,253	$5,346	$5,359	$5,368	$5,376	$3,966	$2,829	$2,109	$1,652	$1,159	$869	$521	$313
Total Operating Income	$(321)	$(380)	$(336)	$(331)	$283	$1,010	$1,710	$2,401	$2,845	$3,218	$3,658	$3,359	$3,259	$3,371	$4,205	$4,307	$4,338	$3,110	$2,177	$1,538	$1,138	$692	$512	$261	$131
(Less): Tax Expense if Profitable(1)	—	—	—	—	(71)	(252)	(428)	(600)	(711)	(804)	(915)	(840)	(815)	(843)	(1,051)	(1,077)	(1,085)	(777)	(544)	(385)	(284)	(173)	(128)	(65)	(33)
Plus: D&A	5	20	53	38	40	42	44	46	48	50	52	53	55	56	58	60	61	63	65	67	69	71	73	76	78
(Less): CapEx	(8)	(30)	(75)	(50)	(50)	(50)	(50)	(50)	(50)	(50)	(52)	(53)	(55)	(56)	(58)	(60)	(61)	(63)	(65)	(67)	(69)	(71)	(73)	(76)	(78)
(Less): Increase in NWC	2	(1)	1	(7)	(19)	(31)	(38)	(41)	(27)	(21)	(23)	(17)	(15)	(11)	(5)	(4)	(3)	69	56	35	22	24	14	17	10
Unlevered Free Cash Flow(2)	$(322)	$(391)	$(357)	$(351)	$183	$718	$1,238	$1,756	$2,104	$2,392	$2,721	$2,502	$2,429	$2,517	$3,149	$3,227	$3,251	$2,401	$1,689	$1,189	$876	$544	$398	$213	$109
Memo: Impact from NOL Usage(3)	—	—	—	—	71	210	271	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Notes
(1)
Assumes tax rate of 25%. Figures in this line do not include the estimated impact of net operating loss (“NOL”) usage.

(2)
“Unlevered Free Cash Flow” is Total Operating Income less tax expense, if profitable, plus depreciation and amortization, less capital expenditures, plus/less changes in net working capital. Unlevered Free Cash Flow is burdened by stock-based compensation expenses.

(3)
Represents benefit of NOL usage based on NOL starting balance of $998.7 million as of 6/30/21 and future losses.

Additional Information Concerning the Forecasts
The summary of the Forecasts is included in this Schedule 14D-9 to provide the Company’s stockholders with access to certain financial Forecasts that were made available to the Company Board and its financial advisors. The Forecasts were generated solely for internal use and not developed with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial data or published guidelines of the SEC regarding forward-looking statements or U.S. generally accepted accounting principles (“GAAP”). The Forecasts are forward-looking statements. All of the Forecasts summarized in this section were prepared by the Company’s management.
The Forecasts contain non-GAAP financial measures, including Unlevered Free Cash Flow. The Company’s management included such measures in the Forecasts because it believed that such measures may be useful in evaluating, on a prospective basis, the potential operating performance and cash flow of the Company. A material limitation associated with the use of the above non-GAAP financial measures is that they have no standardized measurement prescribed by GAAP and may not be comparable with similar non-GAAP financial measures used by other companies. Due to the forward-looking nature of these Forecasts, specific quantification of the amounts that would be required to reconcile such Forecasts to GAAP measures are not available. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in accordance with GAAP. Unlevered free cash flow should not be considered as an alternative to operating income or net income as a measure of operating performance or cash flow or as a measure of liquidity.
No independent registered public accounting firm has examined, compiled or otherwise performed any procedures with respect to the Forecasts or expressed any opinion or given any other form of assurance with respect thereto, and no independent registered public accounting firm assumes any responsibility for the information contained in the Forecasts. The Ernst & Young LLP reports included in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020 relate solely to the historical financial information of the Company and to an assessment of the Company’s internal controls over financial reporting. Such reports do not extend to the Forecasts and should not be read to do so.
The Company is summarizing the Forecasts in this Schedule 14D-9 to provide holders of Shares access to certain non-public, unaudited prospective financial information that was prepared for the Company Board for purposes of considering and evaluating Parent’s proposal. By including the Forecasts in this Schedule 14D-9, neither the Company nor any of its affiliates, advisors, officers, directors or representatives has made or makes any representation to any security holder regarding the information included in the Forecasts or the ultimate performance of the Company, Parent, the Surviving Corporation or any of their affiliates compared to the information contained in the Forecasts. The Company has made no representation to Parent or Purchaser, in the Merger Agreement or otherwise, concerning the Forecasts, nor was such information provided to Parent or Purchaser prior to entering into the Merger Agreement.
The assumptions and estimates underlying the Forecasts, all of which are difficult to predict and many of which are beyond the control of the Company, may not be realized as forecasted. Actual results may differ materially from those reflected in the Forecasts. In addition, the Forecasts will be affected by the Company’s ability to achieve strategic goals, objectives and targets over the applicable period.
The Company’s actual future financial results may differ materially from those expressed or implied in the Forecasts due to numerous factors, including many that are beyond the Company’s ability to control or predict. While presented with numerical specificity, the Forecasts necessarily are based on numerous assumptions, many of which are beyond the control of the Company and difficult to predict. Important factors that may affect actual results and result in the Forecasts not being achieved include, but are not limited to, the timing of regulatory approvals and introduction of new products, market acceptance of new products, success of clinical testing, availability of third party reimbursement, impact of competitive products and pricing, the effect of regulatory actions, the impact of legal proceedings, the effect of global economic conditions, the cost and effect of changes in tax and other legislation and other risk factors described in the Company’s SEC filings, including the Company’s annual report on Form 10-K for the year ended December 31, 2020 and its Quarterly Report on Form 10-Q for the quarter ended June 30, 2021, and described under the section below entitled “Cautionary Note Regarding Forward-Looking Statements”. The

Forecasts also reflect assumptions as to certain business decisions that are subject to change. Modeling and forecasting the future commercialization of clinical stage drug candidates is a highly speculative endeavor. The information set forth in the Forecasts is not fact and should not be relied upon as being necessarily indicative of actual future results.
The Forecasts were developed for the Company based on the Company’s continued operation as a standalone, publicly traded company without giving effect to the Offer and the Merger, and therefore the Forecasts do not give effect to the Offer, the Merger or any changes to the Company’s operations or strategy that may be implemented after the consummation of the Offer and the Merger, including potential cost synergies to be realized as a result of the Offer and the Merger, or to any costs incurred in connection with the Offer and the Merger. Furthermore, the Forecasts do not take into account the effect of any failure of the Offer and the Merger to be completed and should not be viewed as accurate or continuing in that context.
The Forecasts summarized in this section were prepared prior to the execution of the Merger Agreement and have not been updated to reflect any changes after the date they were prepared. The Company will not update or otherwise revise the Forecasts hereafter to reflect circumstances arising after their preparation.
In light of the foregoing factors and the uncertainties inherent in the Forecasts, readers of this Schedule 14D-9 are cautioned not to place undue reliance on the Forecasts.
(g)   Annual and Quarterly Reports.
For additional information regarding the business and the financial results and condition of the Company, please see the Company’s Annual Report on Form 10-K for the year ended December 31, 2020 and Quarterly Reports on Form 10-Q for the three months ended March 31, 2021 and June 30, 2021, each of which has been filed with the SEC.
(h)   Cautionary Note Regarding Forward-Looking Statements.
This Schedule 14D-9 contains forward-looking statements. Forward-looking statements are statements that are not historical facts and may include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans”, “will be” and similar expressions. Although Parent’s and Acceleron’s management each believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Parent and Acceleron, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, among other things, risks related to Parent’s and Acceleron’s ability to complete the acquisition on the proposed terms or on the proposed timeline, including the receipt of required regulatory approvals, the possibility that competing offers will be made, other risks associated with executing business combination transactions, such as the risk that the businesses will not be integrated successfully, that such integration may be more difficult, time-consuming or costly than expected or that the expected benefits of the acquisition will not be realized, risks related to future opportunities and plans for the combined company, including uncertainty of the expected financial performance and results of the combined company following completion of the proposed acquisition, disruption from the proposed acquisition making it more difficult to conduct business as usual or to maintain relationships with customers, employees, manufacturers, suppliers or patient groups, and the possibility that, if the combined company does not achieve the perceived benefits of the proposed acquisition as rapidly or to the extent anticipated by financial analysts or investors, the market price of Parent’s shares could decline, as well as other risks related to Parent’s and Acceleron’s respective businesses, including the ability to grow sales and revenues from existing products and to develop, commercialize or market new products, competition, the uncertainties inherent in research and development, including future clinical data and analysis, regulatory obligations and oversight by regulatory authorities, such as the U.S. Food and Drug Administration, including decisions of such authorities regarding whether and when to approve any drug, device or biological application that may be filed for any product candidates as well as decisions regarding labelling and other matters that could affect the availability or commercial potential of any product candidates, the absence of a guarantee that any product candidates, if approved, will be commercially successful, the future approval and commercial success of therapeutic alternatives, Parent’s ability to benefit from external growth opportunities and to complete related transactions and/or obtain regulatory clearances, risks associated with Parent’s and Acceleron’s intellectual property and any related pending or future litigation and the ultimate outcome of such litigation, trends in exchange rates and prevailing interest rates, volatile economic and market conditions, cost containment initiatives and subsequent changes thereto, Acceleron’s or its collaboration partner, Bristol Myers Squibb’s (“BMS”), inability to successfully complete the clinical development of Acceleron’s compounds, or that Acceleron or BMS may be delayed in initiating, enrolling or completing any clinical trials, and that Acceleron’s compounds may not receive regulatory approval or become commercially successful products and the impact that COVID-19 will have on Parent and Acceleron and their respective customers, suppliers, vendors, and other business partners, and the financial condition of any one of them, as well as on Parent’s and Acceleron’s employees and on the global economy as a whole. Any material effect of COVID-19 on any of the foregoing could also adversely impact Parent and Acceleron. This situation is changing rapidly and additional impacts may arise of which Parent and Acceleron are not currently aware and may exacerbate other previously identified risks. While the list of factors presented here is representative, no list should be considered a statement of all potential risks, uncertainties or assumptions that could have a material adverse effect on the companies’ consolidated financial condition or results of operations. The foregoing factors should be read in conjunction with the risks and cautionary statements discussed or identified in the public filings with the U.S. Securities and Exchange Commission (the “SEC”) made by Merck and Acceleron, including those listed under “Risk Factors” in Merck’s annual report on Form 10-K for the fiscal year ended December 31, 2020 and quarterly reports on Form 10-Q and Acceleron’s annual report on Form 10-K for the fiscal year ended December 31, 2020, quarterly reports on Form 10-Q and current reports on Form 8-K filed with the SEC. The forward-looking statements speak only as of the date hereof and, other than as required by applicable law, Parent and Acceleron do not undertake any obligation to update or revise any forward-looking information or statements.
Item 9.   Exhibits.
The following Exhibits are filed with this Schedule 14D-9:
Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated October 12, 2021 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO).
(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).
(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).
(a)(1)(D)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).
(a)(1)(E)	Summary Advertisement published in The New York Times on October 12, 2021 (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).
(a)(1)(F)	Press release issued by Merck & Co., Inc., dated October 12, 2021 (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO).
(a)(5)(A)	Joint Press Release, dated September 30, 2021 (incorporated by reference to Exhibit 99.1 on the Current Report on Form 8-K filed by the Company on September 30, 2021 (File No. 001-36065)).
(a)(5)(B)	Opinion of J.P. Morgan, dated September 29, 2021 (attached to this Schedule 14D-9 as Annex A-1).
(a)(5)(C)	Opinion of Centerview, dated September 29, 2021 (attached to this Schedule 14D-9 as Annex A-2).
(a)(5)(D)	Email from Habib Dable, the President and Chief Executive Officer of the Company, to the Company’s Employees, dated September 30, 2021 (incorporated by reference to Exhibit 99.2 of the Schedule 14D-9C filed by the Company on September 30, 2021).

Exhibit No.	Description
(a)(5)(E)	Employee Q&A, dated September 30, 2021 (incorporated by reference to Exhibit 99.3 of the Schedule 14D-9C filed by the Company on September 30, 2021).
(a)(5)(F)	Letter to Vendors, Service Providers and Collaborators, dated September 30, 2021 (incorporated by reference to Exhibit 99.4 of the Schedule 14D-9C filed by the Company on September 30, 2021).
(a)(5)(G)	Email to Key Opinion Leaders, dated September 30, 2021 (incorporated by reference to Exhibit 99.5 of the Schedule 14D-9C filed by the Company on September 30, 2021).
(e)(1)	Agreement and Plan of Merger, dated as of September 29, 2021, by and among Parent, Purchaser and the Company (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K, as amended, filed by the Company on September 30, 2021 (File No. 001-36065)).
(e)(2)	Confidentiality Agreement, dated as of August 17, 2021, by and between the Company and Parent (incorporated by reference to Exhibit (d)(2) to the Schedule TO).
(e)(3)	Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 of the Current Report on Form 8-K filed by the Company on September 24, 2013 (File No. 001-36065)).
(e)(4)	Amended and Restated Bylaws of the Company (incorporated by reference to Exhibit 3.2 of the Annual Report on Form 10-K filed by the Company on February 27, 2018 (File No. 001-36065)).
(e)(5)	Form of Indemnification Agreement between the Company and each of its executive officers and directors (incorporated by reference to Exhibit 10.1 of the Registration Statement on Form S-1 (Registration No. 333-190417) filed by the Company on August 7, 2013).
(e)(6)	Acceleron Pharma Inc. 2003 Stock Option and Restricted Stock Plan (incorporated by reference to Exhibit 10.15 of the Registration Statement on Form S-1 filed by the Company on August 7, 2013 (Registration No. 333-190417)).
(e)(7)	Acceleron Pharma Inc. 2013 Equity Incentive Plan (incorporated by reference to Exhibit 4.4 of the Registration Statement on Form S-8 filed by the Company on December 12, 2013 (Registration No. 333-192789)).
(e)(8)	Form of Incentive Stock Option Agreement under the Acceleron Pharma Inc. 2013 Equity Incentive Plan (incorporated by reference to Exhibit 10.22 of the Registration Statement on Form S-1 filed by the Company on January 9, 2014 (Registration No. 333-193252)).
(e)(9)	Form of Non-Statutory Stock Option Agreement for Company Employees under the Acceleron Pharma Inc. 2013 Equity Incentive Plan (incorporated by reference to Exhibit 10.18 of the Annual Report on Form 10-K filed by the Company on February 25, 2021 (File No. 001-36065)).
(e)(10)	Form of Non-Statutory Stock Option Agreement for Non-Employee Directors under the Acceleron Pharma Inc. 2013 Equity Incentive Plan (incorporated by reference to Exhibit 10.19 of the Annual Report on Form 10-K filed by the Company on February 25, 2021 (File No. 001-36065)).
(e)(11)	Form of Restricted Stock Unit Award Agreement for Company Employees under the Acceleron Pharma Inc. 2013 Equity Incentive Plan (incorporated by reference to Exhibit 10.20 of the Annual Report on Form 10-K filed by the Company on February 25, 2021 (File No. 001-36065)).
(e)(12)	Form of Restricted Stock Unit Award Agreement for Non-Employee Directors under the Acceleron Pharma Inc. 2013 Equity Incentive Plan (incorporated by reference to Exhibit 10.21 of the Annual Report on Form 10-K filed by the Company on February 25, 2021 (File No. 001-36065)).

Exhibit No.	Description
(e)(13)	Form of Performance-Based Restricted Stock Unit Award Agreement under the Acceleron Pharma Inc. 2013 Equity Incentive Plan (incorporated by reference to Exhibit 10.22 of the Annual Report on Form 10-K filed by the Company on February 25, 2021 (File No. 001-36065)).
(e)(14)	Acceleron Pharma Inc. 2013 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.20 of the Registration Statement on Form S-1/A filed by the Company on September 6, 2013 (Registration No. 333-190417)).
(e)(15)	Acceleron Pharma Inc. Short-Term Incentive Compensation Plan (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by the Company on June 6, 2016 (File No. 001-36065)).
Annex A-1 — Opinion of J.P. Morgan, dated September 29, 2021
Annex A-2 — Opinion of Centerview, dated September 29, 2021
Annex B — Section 262 of the Delaware General Corporation Law

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: October 12, 2021	Acceleron Pharma Inc.
By: /s/ Habib Dable Name: Habib Dable Title: President & Chief Executive Officer

Annex A-1
September 29, 2021
The Board of Directors
Acceleron Pharma Inc.
128 Sidney Street
Cambridge, MA 02139
Members of the Board of Directors:
You have requested our opinion as to the fairness, from a financial point of view, to the holders of common stock, par value $0.001 per share (the “Company Common Stock”), of Acceleron Pharma Inc., a Delaware corporation (the “Company”) of the consideration to be paid to such holders in the proposed Tender Offer and Merger (each as defined below) pursuant to the Agreement and Plan of Merger dated as of September 29, 2021 (the “Agreement”), among the Company, Merck Sharp & Dohme Corp., a New Jersey corporation (“Parent”), and a wholly-owned subsidiary of Parent (“Purchaser”). Pursuant to the Agreement, Purchaser will commence a tender offer for all the shares of the Company Common Stock (the “Tender Offer”) at a price for each share equal to $180 (the “Consideration”) payable in cash. The Agreement further provides that, following completion of the Tender Offer, Purchaser will be merged with and into the Company (the “Merger”) and each outstanding share of Company Common Stock, other than shares of Company Common Stock held in treasury, owned by the Company or any direct or indirect wholly owned subsidiary of the Company, or owned by Parent, Purchaser or any direct or indirect wholly owned subsidiary of Parent or Purchaser and other than Dissenting Shares (as defined in the Agreement), will be converted into the right to receive an amount equal to the Consideration in cash. The Tender Offer and Merger, together and not separately, are referred to herein as the “Transaction”.
In connection with preparing our opinion, we have (i) reviewed the Agreement; (ii) reviewed certain publicly available business and financial information concerning the Company and the industries in which it operates; (iii) reviewed certain internal financial analyses and forecasts prepared by or at the direction of the management of the Company relating to its business; and (iv) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.
In addition, we have held discussions with certain members of the management of the Company with respect to certain aspects of the Transaction, and the past and current business operations of the Company, the financial condition and future prospects and operations of the Company, and certain other matters we believed necessary or appropriate to our inquiry.
In giving our opinion, we have relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with us by the Company or otherwise reviewed by or for us. We have not independently verified any such information or its accuracy or completeness and, pursuant to our engagement letter with the Company, we did not assume any obligation to undertake any such independent verification. We have not conducted or been provided with any valuation or appraisal of any assets or liabilities, nor have we evaluated the solvency of the Company or Parent under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to us or derived therefrom, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company to which such analyses or forecasts relate. We express no view as to such analyses or forecasts or the assumptions on which they were based. We have also assumed that the Transaction and the other transactions contemplated by the Agreement will be consummated as described in the Agreement. We have also assumed that the representations and warranties made by the Company, Parent and Purchaser in the Agreement and the related agreements are and will be true and correct in all respects material to our analysis. We are not legal, regulatory or tax experts and have relied on the assessments made by advisors to the Company with respect to such issues. We have further assumed that all material governmental, regulatory or other consents

A-1-1

and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or on the contemplated benefits of the Transaction.
Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. Our opinion is limited to the fairness, from a financial point of view, of the Consideration to be paid to the holders of the Company Common Stock in the proposed Transaction and we express no opinion as to the fairness of any consideration paid in connection with the Transaction to the holders of any other class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the Transaction. Furthermore, we express no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Transaction, or any class of such persons relative to the Consideration to be paid to the holders of the Company Common Stock in the Transaction or with respect to the fairness of any such compensation.
We have acted as financial advisor to the Company with respect to the proposed Transaction and will receive a fee from the Company for our services, a substantial portion of which will become payable only if the proposed Transaction is consummated. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. During the two years preceding the date of this letter, we and our affiliates have had commercial or investment banking relationships with the Company and Merck & Co., Inc. (“Merck”), the parent of Parent, for which we and such affiliates have received customary compensation. Such services during such period for the Company have included acting as joint lead bookrunner on the Company’s offering of equity securities in July 2020. Such services during such period for Merck have included acting as joint lead arranger and joint bookrunner on Merck’s credit facility in June 2021, as financial advisor on Merck’s spinoff of Organon & Co. in June 2021 and as financial advisor on Merck’s acquisition of VelosBio in December 2020. In addition, our commercial banking affiliate is an agent bank and a lender under outstanding credit facilities of Merck, for which it receives customary compensation or other financial benefits. In addition, we and our affiliates hold, on a proprietary basis, less than 1% of the outstanding common stock of each of the Company and Merck. In the ordinary course of our businesses, we and our affiliates may actively trade the debt and equity securities or financial instruments (including derivatives, bank loans or other obligations) of the Company or Merck for our own account or for the accounts of customers and, accordingly, we may at any time hold long or short positions in such securities or other financial instruments.
On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the Consideration to be paid to the holders of the Company Common Stock in the proposed Transaction is fair, from a financial point of view, to such holders.
The issuance of this opinion has been approved by a fairness opinion committee of J.P. Morgan Securities LLC. This letter is provided to the Board of Directors of the Company (in its capacity as such) in connection with and for the purposes of its evaluation of the Transaction. This opinion does not constitute a recommendation to any shareholder of the Company as to whether such shareholder should tender its shares into the Tender Offer or how such shareholder should vote with respect to the Transaction or any other matter. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. This opinion may be reproduced in full in the Schedule 14D-9 (as defined in the Agreement) or any proxy or information statement mailed to shareholders of the Company but may not otherwise be disclosed publicly in any manner without our prior written approval.
Very truly yours,
J.P. MORGAN SECURITIES LLC

A-1-2

Annex A-2
Centerview Partners LLC
31 West 52nd Street
New York, NY 10019
September 29, 2021
The Board of Directors
Acceleron Pharma Inc.
128 Sidney Street
Cambridge, MA 02139
The Board of Directors:
You have requested our opinion as to the fairness, from a financial point of view, to the holders of the outstanding shares of common stock, par value $0.001 per share (the “Shares”) (other than Excluded Shares, as defined below), of Acceleron Pharma Inc., a Delaware corporation (the “Company”), of the $180 per Share in cash, without interest, proposed to be paid to such holders pursuant to the Agreement and Plan of Merger proposed to be entered into (the “Agreement”), by and among Merck Sharp & Dohme Corp., a New Jersey corporation (“Parent”), Astros Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Purchaser”), and the Company. The Agreement provides (i) for Purchaser to commence a tender offer to purchase all of the Shares (the “Tender Offer”) at a price of $180 per Share, net to the seller in cash without interest, for each Share accepted and (ii) that, following completion of the Tender Offer, Purchaser will be merged with and into the Company (the “Merger” and, collectively with the Tender Offer and the other transactions contemplated by the Agreement, the “Transaction”), as a result of which the Company will become a wholly owned subsidiary of Parent and each issued and outstanding Share immediately prior to the effective time of the Merger (other than (i) Dissenting Shares (as defined in the Agreement) and (ii) shares held in the treasury of the Company or owned by the Company or any direct or indirect wholly owned Subsidiary (as defined in the Agreement) of the Company and each Share owned by Parent, Purchaser or any direct or indirect wholly owned Subsidiary of Parent or Purchaser immediately prior to the Effective Time (as defined in the Agreement) (the shares referred to in clauses (i) and (ii), together with any Shares held by any affiliate of the Company or Parent, “Excluded Shares”)) will be converted into the right to receive $180 per Share in cash, without interest, (the $180 per Share consideration to be paid in the Tender Offer and the Merger, the “Consideration”). The terms and conditions of the Transaction are more fully set forth in the Agreement.
We have acted as financial advisor to the Board of Directors of the Company in connection with the Transaction. We will receive a fee for our services in connection with the Transaction, a portion of which is payable upon the rendering of this opinion, and a substantial portion of which is contingent upon the consummation of the Tender Offer. In addition, the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement.

A-2-1

We are a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory and merchant banking activities. In the past two years, except for our current engagement, we have not been engaged to provide financial advisory or other services to the Company, and we have not received any compensation from the Company during such period. In the past two years, we have been engaged to provide and are currently providing financial advisory services unrelated to the Company to Merck & Co., Inc. (“Merck”), the parent of Parent, for which we have received compensation, including in connection with Merck’s spinoff of Organon & Co. in 2021. We may provide financial advisory and other services to or with respect to the Company, Merck or Parent or their respective affiliates in the future, for which we may receive compensation. Certain (i) of our and our affiliates’ directors, officers, members and employees, or family members of such persons, (ii) of our affiliates or related investment funds and (iii) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, the Company, Merck or Parent or any of their respective affiliates, or any other party that may be involved in the Transaction.
In connection with this opinion, we have reviewed, among other things: (i) a draft of the Agreement dated September 29, 2021 (the “Draft Agreement”); (ii) Annual Reports on Form 10-K of the Company for the years ended December 31, 2020, December 31, 2019 and December 31, 2018; (iii) certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; (iv) certain publicly available research analyst reports for the Company; (v) certain other communications from the Company to its stockholders; and (vi) certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of the Company, including certain financial forecasts, analyses and projections relating to the Company prepared by management of the Company and furnished to us by the Company for purposes of our analysis (the “Forecasts”) (collectively, the “Internal Data”). We have also participated in discussions with members of the senior management and representatives of the Company regarding their assessment of the Internal Data. In addition, we reviewed the proposed transaction value of the Company based on management-provided data and compared that data with similar data for certain other companies, the securities of which are publicly traded, in lines of business that we deemed relevant. We also compared certain of the proposed financial terms of the Transaction with the financial terms, including valuation multiples, to the extent publicly available, of certain other transactions that we deemed relevant and conducted such other financial studies and analyses and took into account such other information as we deemed appropriate.
We have assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by us for purposes of this opinion and have, with your consent, relied upon such information as being complete and accurate. In that regard, we have assumed, at your direction, that the Internal Data (including, without limitation, the Forecasts) has been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the matters covered thereby and we have relied, at your direction, on the Internal Data for purposes of our analysis and this opinion. We express no view or opinion as to the Internal Data or the assumptions on which it is based. In addition, at your direction, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of the Company, nor have we been furnished with any such evaluation or appraisal, and we have not been asked to conduct, and did not conduct, a physical inspection of the properties or assets of the Company. We have assumed, at your direction, that the final executed Agreement will not differ in any respect material to our analysis or this opinion from the Draft Agreement reviewed by us. We have also assumed, at your direction, that the Transaction will be consummated on the terms set forth in the Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to our analysis or this opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to our analysis or this opinion. We have not evaluated and do not express any opinion as to the solvency or fair value of the Company, or the ability of the Company to pay its obligations when they come due, or as to the impact of the Transaction on such

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matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We are not legal, regulatory, tax or accounting advisors, and we express no opinion as to any legal, regulatory, tax or accounting matters.
We express no view as to, and our opinion does not address, the Company’s underlying business decision to proceed with or effect the Transaction, or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to the Company or in which the Company might engage. This opinion is limited to and addresses only the fairness, from a financial point of view, as of the date hereof, to the holders of the Shares (other than Excluded Shares) of the Consideration to be paid to such holders pursuant to the Agreement. We have not been asked to, nor do we express any view on, and our opinion does not address, any other term or aspect of the Agreement or the Transaction, including, without limitation, the structure or form of the Transaction, or any other agreements or arrangements contemplated by the Agreement or entered into in connection with or otherwise contemplated by the Transaction, including, without limitation, the fairness of the Transaction or any other term or aspect of the Transaction to, or any consideration to be received in connection therewith by, or the impact of the Transaction on, the holders of any other class of securities, creditors or other constituencies of the Company or any other party. In addition, we express no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of the Company or any party, or class of such persons in connection with the Transaction, whether relative to the Consideration to be paid to the holders of the Shares pursuant to the Agreement or otherwise. Our opinion is necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof, and we do not have any obligation or responsibility to update, revise or reaffirm this opinion based on circumstances, developments or events occurring after the date hereof. Our opinion does not constitute a recommendation to any stockholder of the Company as to whether or not such holder should tender Shares in connection with the Tender Offer, or otherwise act with respect to the Transaction or any other matter.
Our financial advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction. The issuance of this opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.
Based upon and subject to the foregoing, including the various assumptions made, procedures followed, matters considered, and qualifications and limitations set forth herein, we are of the opinion, as of the date hereof, that the Consideration to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Agreement is fair, from a financial point of view, to such holders.
Very truly yours,
CENTERVIEW PARTNERS LLC

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Annex B
SECTION 262 OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE
§ 262 Appraisal rights
(a)   Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.
(b)   Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:
(1)   Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation (or, in the case of a merger pursuant to § 251(h), as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.
(2)   Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:
a.   Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;
b.   Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;
c.   Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or
d.   Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.
(3)   In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.
(4)   [Repealed.]
(c)   Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d),(e), and (g) of this section, shall apply as nearly as is practicable.
(d)   Appraisal rights shall be perfected as follows:
(1)   If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or
(2)   If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.
(e)   Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such statement shall be given to the stockholder within 10 days after such stockholder’s request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.
(f)   Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.
(g)   At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h)   After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.
(i)   The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.
(j)   The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.
(k)   From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.
(l)   The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.